SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

SINA R. HEKMAT

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2024, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW—Change in Executive Board” on page 2 hereof to the “Recent Developments—KfW” section;

•

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 2 to 5 hereof;

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 5 hereof to the “Recent Developments—The Federal Republic of Germany” section;

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Economic Outlook” on page 5 hereof to the “Recent Developments—The Federal Republic of Germany” section;

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments—Monetary Policy” and “—War in Middle East” on page 6 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section;

•	Exhibit (d) is hereby amended by replacing the text under the caption “KfW” with the text under the caption “KfW” on pages 7 to 43 hereof;

•	Exhibit (e) is hereby replaced by Exhibit (e) attached hereto; and

•	Exhibit (f) is hereby replaced by Exhibit (f) attached hereto.

This report is intended to be incorporated by reference into KfW’s prospectus dated June 14, 2024 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On March 26, 2026, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1539 (EUR 0.8666 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

Change in Executive Board

On March 26, 2026, KfW’s Board of Supervisory Directors appointed Brigitte Réthier to the Executive Board of KfW Group for a four-year term with effect from July 1, 2026 at the earliest, but no later than October 1, 2026. Ms Réthier will be responsible for the international financial cooperation business area and is successor to Christiane Laibach, who will retire effective July 31, 2026.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic of Germany is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2024	0.2	-0.2
1st quarter 2025	0.4	0.3
2nd quarter 2025	-0.2	0.3
3rd quarter 2025	0.0	0.3
4th quarter 2025	0.3	0.4

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) rose by 0.3% in the fourth quarter of 2025 compared with the third quarter of 2025 after adjustment for price, seasonal and calendar variations. In particular, household and government final consumption expenditure increased. Price adjusted GDP rose by 0.2% in 2025. After price and calendar adjustment, the increase amounted to 0.3%.

GDP in the fourth quarter of 2025 increased by a price adjusted 0.6% compared with the fourth quarter of 2024. The increase was smaller (+0.4%) after price and calendar adjustment, as there were 0.7 more working days than in the same period a year earlier.

Source: Federal Statistical Office, Correction: Gross domestic product: detailed results on economic performance in the 4th quarter of 2025, Press release of February 25, 2026 (https://www.destatis.de/EN/Press/2026/02/PE26_059_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
January 2025	-0.0	2.3
February 2025	0.2	2.3
March 2025	0.1	2.2
April 2025	0.1	2.1
May 2025	0.2	2.1
June 2025	0.1	2.0
July 2025	0.2	2.0
August 2025	0.2	2.2
September 2025	0.3	2.4
October 2025	0.2	2.3
November 2025	0.2	2.3
December 2025	-0.0	1.8
January 2026	0.1	2.1
February 2026	0.2	1.9

The monthly inflation rate in Germany, measured as the change in the consumer price index in a given month compared to the same month in the previous year, stood at 1.9% in February 2026, reflecting a decrease compared to January 2026 (2.1%). In February 2026, the most important driver of inflation was increases in prices of goods and services other than energy and food, referred to as core inflation. These price increases were offset to a degree by decreases in energy prices and below-average increases in food prices. The consumer price index in February 2026 increased by 0.2% from January 2026.

On an annual average basis, consumer prices in Germany rose by 2.2% in 2025 compared to 2024. In 2024, the inflation rate was also 2.2% compared to the previous year. The inflation rate in 2025 and 2024 was therefore markedly lower than in the three preceding years. The annual average rate of inflation was 5.9% in 2023, 6.9% in 2022 and 3.1% in 2021.

Core inflation in February 2026 was unchanged from January 2026 at 2.5%, demonstrating the ongoing dampening impact of energy prices on overall inflation. The year-on-year rate of core inflation was +2.8% in 2025, after standing at +3.0% in 2024 and +5.1% in 2023. Compared with the two preceding years, the rate was down in 2025 but still higher than overall inflation.

Food prices increased by 1.1% in February 2026 compared to February 2025. Sugar, jam, honey and other confectionery, in particular, continued to be significantly more expensive (+8.1%; including chocolate: +13.7%), as did meat and meat products (+4.5%; including beef and veal: +14.5%; poultry meat: +8.2%). By contrast, the prices of edible fats and oils were lower than a year earlier (-19.7%; including butter: -32.9%; olive oil: -12.8%). In addition, lower prices were recorded for some essential food items, such as potatoes (-18.1%) and dairy products (-4.9%), while eggs were appreciably more expensive (+14.5%).

Compared with January 2026, the consumer price index rose by 0.2% in February 2026. Food prices (total) in February 2026 increased by 0.2% (including fresh vegetables: +2.7%) compared to January 2026.

On an annual average basis, food prices increased by 2.0% in 2025 compared to 2024. While the prices of sugar, jam, honey and other confectionery increased by 5.9% and fruit prices increased by 4.9% year on year, the prices of edible fats and oils decreased by 1.0% and vegetable prices decreased by 0.3%.

Energy prices were 1.9% lower in February 2026 than in the same month a year earlier (January 2026: 1.7 lower). In particular, the prices of household energy fell (-3.5%) in the period from February 2025 to February 2026, with consumers benefitting from lower prices for natural gas (-4.4%), electricity (-4.1%) and district heating (-1.0%). This was due, in part, to measures implemented by the Federal Government since the start of the year, including reduced transmission network charges and the abolition of the gas-storage neutrality charge. While heating oil (-4.7%) was also less expensive, the prices of solid fuels were up 6.0% year on year. Motor fuel prices increased by 0.3% in the same period.

On an annual average basis, energy prices in 2025 decreased by 2.4% compared to 2024. Lower prices were recorded for household energy (-2.3%; including heating oil: -5.3%; electricity: -2.2%) and motor fuel (-2.6%).

The prices of goods (total) increased by 0.8% in February 2026 compared with the same month a year earlier. Non-durable consumer goods cost 0.8% more and the prices of durable consumer goods rose by 0.6%. In addition to food (+1.1%), other products were markedly more expensive, in particular non-alcoholic beverages (+5.3%, including coffee, tea and cocoa: +16.7%) and tobacco products (+4.7%). Lower prices were recorded for energy (-1.9%) and also for major household appliances (-3.1%).

Prices of goods (total) rose by 1.0% on an annual average in 2025 compared with 2024. In the goods category, the prices of non-durable consumer goods increased by 1.1%. Non-durable consumer goods prices were also up on an annual average basis for non-alcoholic beverages (+7.0%) and tobacco products (+5.0%), in particular. Durable consumer goods cost 0.6% more in 2025 than a year earlier.

The prices of services (total) were up 3.2% in February 2026 compared with the same month a year earlier. The price increases for services have been higher than overall inflation since January 2024. Compared with the previous year, particularly sharp price increases were registered for social protection (+7.0%) and combined passenger transport services (+6.2%). The latter development is due, in particular, to the increase in the price of the Germany Ticket at the start of the year. Compared with the previous year, substantial price increases were also observed in February 2026 for the maintenance and repair of vehicles (+5.0%), health insurance services (+4.4%), catering services in restaurants, cafés and similar businesses (+3.4%) and water supply and miscellaneous services relating to dwellings (+3.3%). Net rents exclusive of heating expenses (+2.1%) continued to be a significant factor contributing to the overall development of prices in February 2026. Only a few services cost less than in the same month a year earlier, including telecommunications services (-0.2%).

On a year on year basis, the prices of services (total) in 2025 increased by 3.5% compared with 2024. In the two preceding years, the prices of services also rose significantly on an annual average basis (2024: +3.8%; 2023: +4.4%). Consumers had to pay markedly more for combined passenger transport services (+11.4%), services of social facilities (+8.7%) and insurance services (+7.4%) on an annual average in 2025. From 2024 to 2025, considerable price increases were also recorded for many other services such as in-patient health services (+6.7%), the maintenance and repair of vehicles (+5.5%), package holidays (+4.6%) and catering services in restaurants, cafés and the like (+4.0%). Net rents exclusive of heating expenses, which are a major factor contributing to the development of prices, were up 2.1% in 2025 on an annual average basis and therefore slightly lower than overall inflation. By contrast, the prices of telecommunications services fell by 1.1% from 2024.

Source: Federal Statistical Office, Inflation rate at +1.9% in February 2026, Press release of March 11, 2026 (https://www.destatis.de/EN/Press/2026/03/PE26_079_611.html?nn=2112).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages(2)	Adjusted percentages (2),(3)
January 2025	3.7	3.5
February 2025	3.7	3.6
March 2025	3.7	3.6
April 2025	3.8	3.7
May 2025	3.8	3.7
June 2025	3.6	3.7
July 2025	3.9	3.8
August 2025	3.9	3.8
September 2025	4.0	3.8
October 2025	3.5	3.8
November 2025	3.7	3.8
December 2025	3.6	3.8
January 2026	4.2	4.0

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	All figures are provisional.

(3)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Approximately 45.5 million persons resident in Germany were in employment in January 2026. According to provisional calculations of the Federal Statistical Office, the seasonally adjusted number of persons in employment fell slightly (-14,000; 0.0%) compared with the previous month. This number was down by an average of 12,000 month on month in the period from May to December 2025.

Without seasonal adjustment, the number of persons in employment in January 2026 dropped by 369,000 (-0.8%) compared with December 2025, with the decrease being a usual seasonal phenomenon. The month-on-month decline was more pronounced than the average decline recorded for the month of January in the years 2023 to 2025 (-332,000; -0.7%).

Compared with January 2025, the number of persons in employment in January 2026 was down by 88,000 (-0.2%). Compared with the same month a year earlier, the rate of change was -0.1% in October and November 2025, and also -0.2% in December 2025. The downward trend in the year-on-year labor market figures, which has been observed since August 2025, therefore continued.

1.86 million people were unemployed in January 2026. This was an increase of 195,000, or 11.7%, compared with January 2025. The unemployment rate rose to 4.2%, which represented an increase of 0.5 percentage points on the same month of the previous year (January 2025: 3.7%).

Adjusted for seasonal and irregular effects, the number of unemployed in January 2026 stood at 1.75 million, which was an increase of 6,000 on December 2025 (0.4%). The adjusted unemployment rate remained unchanged at 4.0%.

Sources: Federal Statistical Office, Employment continued to decline in January 2026, Press release of February 27, 2026 (https://www.destatis.de/EN/Press/2026/02/PE26_067_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data, accessed on March 19, 2026 (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-December 2025	January-December 2024
Goods	184.2	236.7
Services	-73.5	-70.7
Primary income	160.8	158.4
Secondary income	-68.7	-69.3

Current account	202.7	255.1

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Major items of the German balance of payments, March 13, 2026 (https://www.bundesbank.de/resource/blob/810962/c7bfb45888113495c4fa8bd9fa2954b0/472B63F073F071307366337C94F8C870/aw1e1-1a-data.pdf).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations, general government budgets recorded a financial deficit (net borrowing) of EUR 119.1 billion at the end of 2025. The Federal Statistical Office also reported that the government deficit was therefore EUR 3.9 billion higher than in the previous year (2024: EUR 115.3 billion). Measured as a percentage of GDP at current prices, the deficit ratio for 2025 was 2.7% (2024: also 2.7%).

According to provisional figures of the Deutsche Bundesbank, the general government gross debt ratio was 63.0% of GDP at the end of the third quarter of 2025. This represents a 1.1% increase when compared to the end of the second quarter of 2025 and a 1.6% increase when compared with the end of the third quarter of 2024.

Sources: Federal Statistical Office, Government deficit increased slightly to 119.1 billion euros in 2025, Press release of February 25, 2026 (https://www.destatis.de/EN/Press/2026/02/PE26_060_813.html); Deutsche Bundesbank, Verschuldung gem. Maastricht-Vertrag - Deutschland - Gesamtstaat - in % des BIP, accessed on January 28, 2026 (https://www.bundesbank.de/dynamic/action/de/statistiken/zeitreihen-datenbanken/zeitreihen-datenbank/723452/723452?listId=www_v27_web011_21a&tsId=BBGFS1.Q.BQ9959&dateSelect=2025).

Economic Outlook

On January 28, 2026, the Federal Government released the 2026 Annual Economic Report (Jahreswirtschaftsbericht 2026). The report found that geopolitical and geoeconomic tensions, protectionism, and the strategic exploitation of resources as an instrument of power politics have been increasing in importance for years.

For 2025 as a whole, real GDP was 0.2% higher than in the previous year. The modest improvement in the final quarter is likely to have been driven by rising industrial output, which is beginning to feed through on the expenditure side into higher investment in machinery and equipment. Foreign trade is not expected to have contributed to growth.

The Federal Government projects GDP to grow by 1.0% in 2026. The Federal Government sees this improvement as an important signal that stagnation in the German economy, which had persisted for five years, is coming to an end.

To revitalize the economy, the report emphasizes the need to strengthen investment and to continue decisive reforms in the face of ongoing structural challenges.

Sources: Bundesministerium für Wirtschaft und Energie, Jahreswirtschaftsbericht 2026, January 28, 2026 (https://www.bundeswirtschaftsministerium.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2026.pdf?__blob=publicationFile&v=22); Bundesministerium für Wirtschaft und Energie, The Economic Situation in the Federal Republic of Germany in January 2026, press release of January 15, 2026 (https://www.bundeswirtschaftsministerium.de/Redaktion/EN/Pressemitteilungen/Wirtschaftliche-Lage/2026/20260115-the-economic-situation-in-germany-january-2026.html).

Other Recent Developments

Monetary Policy

On March 19, 2026, the Governing Council of the European Central Bank (“ECB”) decided to keep each of the three key ECB interest rates – the deposit facility rate, the main refinancing operations rate and the marginal lending facility rate – unchanged. The Governing Council has maintained the ECB’s key interest rates unchanged since its monetary policy decision of June 5, 2025, which reduced each of these rates by 25 basis points. As of the date of this amendment, the deposit facility, main refinancing operations and marginal lending facility rates are 2.00%, 2.15% and 2.40%, respectively.

In announcing its decision, the Governing Council noted that the Eurosystem staff has revised its projections for inflation upwards compared with its December 2025 projections, especially for 2026, due to expectation that energy prices will be higher owing to the war in the Middle East. This implies a downward revision, especially for 2026, of the staff’s estimate for economic growth, reflecting the global effects of the war on commodity markets, real incomes and confidence. At the same time, the staff expects that low unemployment, solid private sector balance sheets, and public spending on defense and infrastructure will continue to underpin growth.

The Governing Council reported that the asset purchase programme (APP) and pandemic emergency purchase programme (PEPP) portfolios are declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities.

Sources: European Central Bank, Monetary policy decisions, press release of December 18, 2025 (https://www.ecb.europa.eu/press/press_conference/monetary-policy-statement/shared/pdf/ecb.ds251218~f264376788.en.pdf).

War in Middle East

On February 28, 2026 the United States and Israel began military actions against Iran. Israel has also commenced military actions against Hezbollah in Lebanon. These actions – in particular, in Iran, the Persian Gulf and the surrounding Gulf states – have the potential to increase inflation significantly, in particular through higher energy prices in Germany and other parts of the world. In addition, international supply chains may be stressed. As a result of these developments, it is expected that this military conflict, if it lasts longer than a few weeks, will adversely affect GDP growth in Germany and other major economies.

In their spring forecasts, published mid-March 2026, the five leading German economic research institutes – DIW Berlin, ifo Institute, IWH Halle Institute for Economic Research, Kiel Institute, and RWI Leibniz Institute for Economic Research –revised their forecasts for price-adjusted GDP growth in Germany for this year downwards. They now expect price-adjusted year-on-year GDP growth of between 0.7% and 1.0%; they had previously forecast a range of 0.8 % to 1.3 % in their publications of December 2025. At the same time, inflation forecasts were revised upwards. The institutes now expect consumer price inflation of between 2.2 % and 2.7 % for this year against a range of 1.8 % and 2.2 % in their December 2025 forecasts. The joint spring forecast of these five institutes is scheduled to be published on April 1, 2026.

Sources: The Federal Government, Iranians deserve a better future, press statement by Federal Chancellor Merz on the situation in the Middle East, 1 March 2026 (https://www.bundesregierung.de/breg-en/news/chancellor-statement-near-east-2409224), DIW Berlin, DIW Economic Outlook Winter 2025, German economy in the starting blocks – global economy holds its own (https://www.diw.de/en/diw_01.c.992059.en/diw_economic_outlook_winter_2025.html), DIW Economic Outlook Winter 2025), DIW Berlin, Konjunkturprognose Frühjahr 2026, Deutsche Wirtschaft im Aufschwung – Weltwirtschaft wächst moderat weiter (https://www.diw.de/de/diw_01.c.1002338.de/konjunkturprognose_fruehjahr_2026.html#ab_textabschnitt_diw_01.c.1002754.de), ifo Institute, ifo Economic Forecast Winter 2025: Structural Change has Germany Firmly in its Grip, 11 December 2025 (https://www.ifo.de/en/facts/2025-12-11/ifo-economic-forecast-winter-2025-structural-change-has-germany-firmly-its-grip), ifo Institute, ifo Economic Forecast Spring 2026, Consequences of the Iran War Dampen Recovery, 12 March 2026 (https://www.ifo.de/en/facts/2026-03-12/ifo-economic-forecast-spring-2026-consequences-of-iran-war-dampen-recovery), IWH Leibniz-Institut für Wirtschaftsforschung Halle, Publikationen, Konjunktur aktuell, 4/2025: Leichte Belebung kommt, Strukturprobleme bleiben (https://www.iwh-halle.de/en/publications/detail/konjunktur-aktuell-leichte-belebung-kommt-strukturprobleme-bleiben), IWH Leibniz-Institut für Wirtschaftsforschung Halle, Publikationen, Konjunktur aktuell, 1/2026: Ölpreiss-chock gefährdet Erholung in Deutschland, 12 March 2026 (https://www.iwh-halle.de/publikationen/detail/oelpreisschock-gefaehrdet-erholung-in-deutschland), Kiel Institute,Economic Outlook, German Forecast in Winter 2025: Structural Headwinds Meet Fiscal Tailwinds, Kieler Konjunkturberichte, Nr. 129 (2025 | Q4), 12/2025 (https://www.kielinstitut.de/publications/german-forecast-in-winter-2025-structural-headwinds-meet-fiscal-tailwinds-19204/), Kiel Institute,Economic Outlook, German Economy in Spring 2026: Higher energy price weigh on sluggish economic momentum, Kieler Konjunkturberichte, Nr. 132 (2026 | Q1), 03/2026 (https://www.kielinstitut.de/publications/german-economy-in-spring-2026-higher-energy-price-weigh-on-sluggish-economic-momentum-19566/), RWI, Leibniz Institute for Economic Research, Konjunktur: RWI senkt Wachstumsprognose – finanzpolitische Impulse bleiben weiter aus, press release, 11 December 2025 (https://www.rwi-essen.de/en/press/science-communication/press-releases/translate-to-english-de-tail?tx_news_pi1%5Baction%5D=detail&tx_news_pi1%5Bcontroller%
5D=News&tx_news_pi1%5Bnews%5D=2536&cHash=68de5232cccf7240deefd567eba966d7),RWI, Leibniz Institute for Economic Research, Konjunktur: RWI senkt Wachstumsprognose – Iran-Krieg treibt die Inflation, press release, 12 March 2026 (https://www.rwi-essen.de/en/press/science-communication/press-releases/translate-to-english-de-tail?tx_news_pi1%5Baction%5D=detail&tx_news_pi1%5Bcontroller%
5D=News&tx_news_pi1%5Bnews%5D=2621&cHash=dcd2e5e1fffade4f0165aade4085a0f0).

KFW

GENERAL

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government of the Federal Republic. KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe (“KfW Group”).

With total assets of EUR 540.7 billion as of December 31, 2025, including loans and advances of EUR 431.9 billion, KfW is Germany’s flagship promotional bank and ranks among Germany’s largest financial institutions. KfW’s promotional business volume amounted to EUR 98.0 billion in 2025. For more information on KfW’s promotional business volume, see the table “Promotional Business Volume by Business Sector” in “Business—Introduction.”

KfW conducts its business in the following business sectors:

•

SME Bank & Private Clients (Mittelstandsbank & Private Kunden): offers highly standardized products primarily for small and medium-sized enterprises (“SMEs”), business founders, start-ups, self-employed professionals and private individuals;

•

Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden): provides individual financing solutions for municipal and social infrastructure, and offers corporate loans and project financing as well as customized financing for financial institutions and Landesförderinstitute;

•

KfW Capital GmbH & Co. KG (“KfW Capital”) invests in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative, technology-oriented growth companies in Germany through professionally managed funds. KfW Capital is a legally independent entity wholly owned by KfW;

•

Export and Project Finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly owned by KfW;

•	KfW Entwicklungsbank (KfW Development Bank): is responsible for KfW’s public sector development cooperation activities;

•	DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (“DEG”): finances private-sector investments in developing countries. DEG is a legally independent entity wholly owned by KfW; and

•	Financial Markets: comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

In addition, KfW manages its direct and indirect strategic shareholdings, which include a number of investments made in companies pursuant to Special Federal Mandates (Zuweisungsgeschäfte; “Special Federal Mandates”) by the Federal Government in accordance with article 2 paragraph 4 of the Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”). For more information on KfW’s business sectors and its strategic shareholdings, see “Business.”

KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Germany. KfW’s telephone number is 00-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the EU in Brussels, Belgium.

Ownership

The Federal Republic holds 80% of KfW’s subscribed capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. The KfW Law does not provide for shareholders’ meetings; instead, the Board of Supervisory Directors assumes the responsibilities of a shareholders’ meeting. For more information on the Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Shares in KfW’s capital may not be pledged; they may not be transferred to entities other than the Federal Republic or the Länder.

Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.

Legal Status

KfW is organized under the KfW Law as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are), and as a promotional bank, KfW does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities. KfW is prohibited under the KfW Law from distributing profits, which are instead allocated to statutory reserves and to separately reportable reserves. KfW is generally also prohibited under the KfW Law from taking deposits or engaging in the financial commission business.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic.

Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with EU law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, SMEs, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is of a promotional nature and thus compatible with EU rules.

In the business sector of Export and Project Finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007, and as from that date, KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.

KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:

•

implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and ASU (Aircraft Sector Understanding) schemes, which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•

participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. In August 2003, a part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law accordingly.

On January 1, 2008, KfW IPEX-Bank, a limited liability company (Gesellschaft mit beschränkter Haftung) formed as a wholly owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Supervision and Regulation

Supervision

The Federal Ministry of Finance, acting in consultation with the Federal Ministry for Economic Affairs and Climate Action, exercises legal supervision (Rechtsaufsicht) over KfW, i.e., it supervises KfW’s compliance with applicable laws and may adopt all necessary measures to ensure such compliance. Legal supervision primarily comprises supervision of compliance with the KfW Law and KfW’s Bylaws, but also with all other applicable laws and regulations, except for certain provisions of bank regulatory law referenced in the following paragraph and described in “Regulation.” The relevant Federal Ministers are represented on KfW’s Board of Supervisory Directors, which supervises KfW’s overall activities. See below “Management and Employees—Board of Supervisory Directors.”

In addition to being subject to legal supervision by the Federal Ministries, in October 2013, KfW became subject to banking-specific supervision exercised by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”). This supervision was established by a ministerial regulation (KfW–Verordnung, or “KfW Regulation”), which implements an amendment to the KfW Law that became effective in July 2013. The KfW Regulation, while maintaining KfW’s general exemption from bank regulatory law, specifies those provisions of bank regulatory law which are to apply to KfW by analogy and assigns the supervision of compliance with these provisions to BaFin. In exercising its supervision, BaFin cooperates with the Deutsche Bundesbank in accordance with normal bank supervisory procedures. For further details, see “Supervision and Regulation—Regulation.”

In addition, to comply with the financial reporting and auditing standards generally applicable to banks in Germany, KfW, under the KfW Law, is subject to special auditing standards for government-owned entities set forth in the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). These special auditing standards require that KfW’s annual audit, above and beyond its normal scope, cover the proper conduct of KfW’s business by its management. The resulting auditor’s report is to enable the Board of Supervisory Directors, the responsible Federal Ministries and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinion and to take action if required.

Finally, as a government-owned entity, KfW is subject to audits by the Federal Court of Auditors (Bundesrechnungshof) with regard to its economical use of funds pursuant to the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz).

Regulation

Overview of KfW’s Regulatory Status

KfW is generally exempt from bank regulatory laws and regulations, as it qualifies neither as a “credit institution” or “financial services institution” within the meaning of the German Banking Act (Gesetz über das Kreditwesen, or “KWG”), nor as a “credit institution” within the meaning of relevant EU directives and regulations, including in particular the EU Capital Requirements Directive (Directive 2013/36/EU, as amended) (“CRD”) and the EU Capital Requirements Regulation (Regulation (EU) No. 575/2013, as amended) (“CRR”). However, by operation of the KfW Regulation, which has been in effect since January 1, 2016, considerable portions of the KWG and the CRR, including relevant implementing rules and regulations, apply by analogy to KfW.

The KfW Regulation takes into account KfW’s special status as an entity not generally engaged in deposit taking, characterized by a low-risk profile in its lending business and benefiting from the Guarantee of the Federal Republic. It therefore provides for certain modifications and exceptions in connection with the analogous application of the relevant rules and regulations.

The analogous application of EU and national bank regulatory law imposed by the KfW Regulation is without prejudice to KfW’s status as a “public sector entity” within the meaning of article 4 paragraph 1 no. 8 of the CRR. This status confers certain advantages to KfW’s refinancing activities because exposures to public sector entities held by banks are privileged as to capital requirements, large exposures limitations and liquidity measurement under EU and national bank regulatory law. Securities issued by KfW, such as bonds and notes, are eligible in the EU as level 1 assets pursuant to article 10 paragraph 1 lit. (c) (v) of the Commission Delegated Regulation (EU) 2015/61 of October 10, 2014 (“Delegated Regulation”), subject to all other requirements stated in the Delegated Regulation being met.

Bank Regulatory Rules and Regulations Applied by Analogy

By operation of the KfW Regulation, bank regulatory requirements for corporate governance set forth in Sections 25c through 25d of the KWG apply to KfW by analogy. To comply with these requirements, certain adjustments were made to the committee structure of KfW’s Board of Supervisory Directors in 2014. For more information on the committee structure of KfW’s Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Since January 1, 2018, the bank regulatory requirements for remuneration policies set forth in Section 25a of the KWG and further specified in the German Remuneration Regulation for Credit Institutions (Institutsvergütungsverordnung, or “IVV”) apply to KfW.

The capital adequacy regime set forth in part 2 titles I through III and part 3 titles I through VI of the CRR has become applicable to KfW by analogy virtually in its entirety with effect from January 1, 2016, including the calculation of regulatory own funds and own funds requirements on a consolidated basis. KfW is also subject to the capital buffers regime introduced by CRD and transposed into national law in Sections 10c through 10i of the KWG. In June 2017, KfW received approval from BaFin to calculate its regulatory capital requirements in accordance with the Advanced Internal Ratings-Based Approach (“IRBA”) for the vast majority of its portfolio as of June 30, 2017. The IRBA exists in two variants: Foundation IRBA and Advanced IRBA. The Foundation IRBA allows banks to use their own internal ratings for credit risk assessment, while other key risk parameters, such as loss given default, are set by regulators. The Advanced IRBA permits banks to internally estimate all relevant risk components, including probability of default, loss given default, exposure at default, and maturity enabling a more comprehensive and customized risk measurement. Due to the implementation of the EU Capital Requirements Regulation III (Regulation (EU) No. 2024/1623 amending Regulation (EU) No. 575/2013) (“CRR III”) in January 2025, a significant part of KfW’s portfolio migrated from the Advanced IRBA to the Foundation IRBA. According to article 92 of the CRR, KfW’s total capital ratio as well as its Tier 1 capital ratio amounted to 27.7%, in each case as of December 31, 2025 (not taking into account the interim profit of the second half of 2025)1. The decrease of the total capital ratio and the Tier 1 capital ratio compared to December 31, 2024, when the total capital ratio amounted to 30.3% and the Tier 1 capital ratio amounted to 30.2%, was mainly due to the regulatory adjustment resulting from implementation of the CRR III. This decrease was offset in part by the interim profit for the second half of 2024 and the first half of 2025.

In connection with the application of the appropriate requirements of the capital adequacy regime, the overall capital requirement for KfW Group’s total capital ratio as of December 31, 2025 was 14.7%, consisting of a total supervisory review and evaluation process capital requirement (“TSCR”) of 10.5% plus a Capital Conservation Buffer of 2.5%, a buffer for Other Systemically Important Institutions (O-SIIs) in Germany of 1.0%, a systemic risk buffer of 0.02% for risk weighted assets in Norway, which was reciprocally introduced by BaFin in response to the imposition of such a risk buffer for German banks by the Norwegian Central Bank, and a Countercyclical Capital Buffer of 0.65%. The TSCR for KfW Group includes a supervisory review and evaluation process (“SREP”) surcharge, which is generally meant to reflect the specific risk situation of an individual bank. On March 6, 2025, KfW Group’s SREP surcharge was set at 2.0%. In January 2026, BaFin increased the surcharge to 2.25% overall, applicable as of January 28, 2026. In addition, the TSCR for KfW Group includes an additional surcharge for certain findings from standard audits by Deutsche Bundesbank and BaFin. As of December 31, 2025, this surcharge amounted to 0.5% overall.

As of January 1, 2016, KfW, by analogy, became subject to the large-exposures regime of part IV of the CRR as supplemented by the KWG and relevant implementing rules and regulations. Under this regime, exposures to any one client or group of connected clients are limited to 25% of eligible own funds and exposures exceeding 10% of eligible own funds are subject to special internal monitoring requirements and a reporting obligation to the German bank supervisory authorities.

[1]	According to article 26(2) CRR.

In addition, KfW has been applying the provisions concerning leverage ratio with effect from January 1, 2016 by analogy. Under this regime, the ratio of KfW’s Tier 1 capital to the carrying value of assets and off-balance sheet exposures is calculated on a consolidated basis. The leverage ratio is monitored internally and has been part of the prudential requirements since June 2021.

According to a decision made by BaFin in December 2015, certain provisions of the CRR such as own funds requirements, large exposures and leverage need only be considered at the group level (i.e., on a consolidated basis) and not at the entity level.

Although it was already subject to the German Anti-Money Laundering Act (Geldwäschegesetz), on January 1, 2016 KfW also became subject to the provisions of the KWG concerning money laundering, terrorist financing and other criminal offences at the group and entity levels.

Finally, the bank regulatory requirements for risk management systems set forth in the KWG and in the German Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, or “MaRisk”) became applicable to KfW by analogy with effect from January 1, 2016, and provide for sound systems for risk strategy planning, the implementation of risk management and financial and operational controls as well as requirements for credit decision-making processes. Certain exemptions are granted in this context for Special Federal Mandates, i.e., those activities which KfW carries out as requested by the Federal Government, usually at the Federal Republic’s economic risk.

The KfW Regulation does not encompass the application of the liquidity regime set forth in the CRR and the KWG. On the same grounds, KfW is generally exempt from EU and national disclosure requirements and from the EU Bank Recovery and Resolution Directive (Directive 2014/59/EU).

The Finanzmarktdigitalisierungsgesetz (Financial Market Digitalization Act – FinmadiG) of December 27, 2024, which came into effect on December 30, 2024, amended the KfW Regulation. The amendment extended the regulatory framework to be complied with by KfW to include EU Regulation 2022/2554 on digital operational resilience in the financial sector (DORA).

Supervisory Structure and Enforcement Powers

The supervision of KfW’s compliance with bank regulatory laws and regulations is assigned to BaFin in cooperation with Deutsche Bundesbank in accordance with BaFin’s general risk-oriented supervisory review and evaluation process. In this context, Deutsche Bundesbank undertakes the ongoing audit and analysis of banks with regard to both their financial stability and the adequacy of their internal governance and risk-management systems. Deutsche Bundesbank receives and preprocesses relevant data, while final decision- making and the exercise of enforcement powers are reserved for BaFin.

For purposes of supervision, the KfW Regulation has subjected KfW by analogy to the reporting and information requirements generally applicable to banks in Germany, with the exception of the automated access to client account details, with effect from January 1, 2016. After a transition period agreed with the supervisory authorities, KfW implemented a fully-fledged regulatory reporting system as of January 1, 2020.

In addition, the KfW Regulation subjects KfW by analogy to certain enforcement powers of BaFin, which comprise, among other matters, the right to demand, under certain circumstances, increases of regulatory own funds and/or a reduction of regulatory risk, or to demand changes in the senior management of KfW.

Since KfW does not qualify as a regulated entity under national or EU bank regulatory law, KfW did not become subject to the changes in the national and EU bank supervisory structure that have taken effect in recent years. In particular, KfW is not subject to supervision by the ECB pursuant to Council Regulation (EU) No. 1024/2013 establishing the European Single Supervisory Mechanism (“SSM”). KfW IPEX-Bank was included in the ECB’s comprehensive assessment of large banks conducted in 2014 in cooperation with national supervisory authorities of member states participating in the SSM. According to a decision of the ECB in September 2014, KfW IPEX-Bank did not qualify as a significant credit institution at that time. By legal notice dated November 11, 2024, KfW IPEX-Bank was informed it is now classified as a significant institution and therefore has been supervised directly by ECB from January 1, 2025 onwards. The primary reason for this change is the fact that, as of December 31, 2023, KfW IPEX-Bank’s total assets, as measured before consolidation under IFRS® Accounting Standards as adopted by the EU (“IFRS Accounting Standards”), had increased to EUR 32.8 billion. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

Corporate Background

KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program (the “ERP”), which is also known as the Marshall Plan. Even today, several of KfW’s programs to promote the German and European economies are supported using funds to subsidize interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.

In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and emerging economies. For more information on DEG, see “Business—DEG—Deutsche Investitions- und Entwicklungsgesellschaft mbH.”

In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank, and was particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

Sustainable Promotion

KfW Group has set sustainable promotion as its primary strategic objective and aims to improve economic, social and environmental conditions around the world, with an emphasis on promotion of the German economy. For more information on KfW’s strategic objectives, see “Combined Management Report — Basic Information on KfW Group — Strategic Objectives 2030” included in Exhibit (e) to this annual report. Against this background, KfW supports the sustainability goals of the Federal Republic, the EU and the international community and is taking action to help implement the Federal Government’s National Sustainable Development Strategy, to achieve the United Nations’ Agenda 2030 objectives together with its Sustainable Development Goals (“SDGs”) and to put the Paris Agreement into practice. In addition, the “Policy Statement of KfW and its Subsidiaries on Human Rights and its Human Rights Strategy” from 2023 reflects the crucial importance of human rights for all of KfW’s activities. Apart from financing investments for a more sustainable economy, KfW, on its own initiative and in cooperation with other financial market participants, strives to set benchmarks and standards for credit and capital markets, to act as a driving force for national and international sustainability initiatives and to offer its expertise to political decision-makers in Germany, Europe and worldwide.

KfW’s sustainability mission statement, which reflects a holistic approach to addressing the challenge of transitioning to a sustainable society, lays out the framework for KfW’s five sustainability action areas: banking business, bank operation, sustainability management, sustainability communications and employee relations. For more information on KfW’s approach to employee relations, see “Management and Employees—Employees.”

Banking Business

In its financing activities, KfW focuses on the social and economic megatrends of “climate change and the environment,” “globalization,” “social change,” as well as “digitalization and innovation.” Due to the particular importance of the “climate change and the environment” megatrend, KfW has been aiming to maintain an environmental ratio of at least 38% for its new commitments since 2020 as part of its strategic management system. In 2025, the environmental ratio, adjusted for loan facilities related to the energy crisis, was 51% (compared to 44% in 2024). KfW’s environmental ratio reflects the percentage of KfW’s loan commitments for activities in the fields of climate protection (such as renewable energy, energy-efficient projects, sustainable mobility or climate change adaptation) and the protection of resources and environment (such as waste avoidance, wastewater treatment, air pollution control or noise protection) in relation to KfW’s overall new loan commitments for a certain period. To qualify for the calculation of the environmental ratio, the loan commitments taken into account also have to fulfill certain minimum requirements, for example, in terms of CO2 or energy reductions to be achieved by the projects which are financed with these commitments. KfW’s business faced increased loan demand in 2025. Almost every business unit surpassed its target in terms of the adjusted environmental ratio. This balancing effect was mainly driven by a higher number of environmental-related commitments. As a result, the overall KfW ratio increased compared to the level of 2024, surpassing the strategic benchmark of at least 38%. In addition, KfW is committed to contributing to the achievement of each of the 17 SDGs, which are part of the United Nations’ Agenda 2030 for Sustainable Development, under its promotional and financing mandate. To create transparency, KfW has developed a group-wide reporting method by mapping new commitments to the SDGs. While new commitments in 2025 contributed to all 17 SDGs, the most significant contributions were made to SDG 7 “Affordable and Clean Energy”, SDG 13 “Climate Action” and SDG 8 “Decent Work and Economic Growth.”

In terms of customers, important target groups for KfW’s activities include Germany’s small and medium-sized enterprises, private households, municipalities, developing countries, as well as export and project finance borrowers. KfW takes ecological and social factors into account in every financing decision based on specific sustainability guidelines, which are in place for all its business sectors. In the case of promotional and project financing in developing countries and emerging economies, as well as in all export and project finance activities around the world, KfW regularly applies internationally recognized environmental and social standards (Environmental and Social Impact Appraisal). KfW refuses to fund projects that could conceivably cause unacceptable environmental or social harm, and the group-wide Exclusion List of KfW Group applies to all new financing and promotional activities. In 2021, KfW introduced science-based sector guidelines in accordance with the targets of the Paris Climate Agreement as an additional element to steer KfW’s new financing activities in particularly greenhouse-gas-intensive sectors. Initially, these Paris-compatible sector guidelines were aligned with the 1.65°C climate target. In 2022, KfW revised the sector guidelines to align with the 1.5°C climate target with the aim of providing even more targeted support for the transformation process towards greenhouse gas neutrality. The revised sector guidelines covering the sectors automotive, iron and steel production, building, power generation, aviation and shipping were implemented at the beginning of 2023. In December 2023, KfW introduced an additional sector guideline for the oil and gas sector.

Sustainability also plays an important role in KfW’s various capital market activities, be it in its role as a green bond issuer or in connection with the sustainable management of its liquidity portfolio. For more information, see “Business—Financial Markets.”

KfW is conscious of the fact that environmental and climate risks, as well as risks arising from poor governance and insufficient social considerations, can have a significant impact on its risk positions, as well as on economic and financial systems in general. As a consequence, KfW strives to continuously improve the assessment of its risk positions with a view to gaining a clear picture of the significance of environmental, climate, governance and social aspects as risk drivers. To this end, KfW has over recent years improved and implemented several risk instruments relating to the identification, assessment, steering and reporting of environmental, social and governance (“ESG”) risks. In line with European and Germany regulatory requirements, KfW will further develop these instruments in the coming years.

The Combined Non-financial Report in accordance with the German Commercial Code (Handelsgesetzbuch) for KfW and KfW Group for the financial year 2025, to be published in April 2026, was prepared in accordance with the European Sustainability Reporting Standards (ESRS, Commission Delegated Regulation (EU) 2023/2772, as amended), with the sole formal exemption of the publication in the combined management report (ESRS 1.110). Using the ESRS as the main framework for the preparation is voluntary for KfW Group for 2025 due to the delayed transposition of the Corporate Sustainability Reporting Directive (CSRD, Directive (EU) 2022/2464, as amended) into German law.

Banking Operations

The regulatory framework applicable to KfW’s activities explicitly includes compliance with legal rules and regulations relating to environmental, social and economic matters, as well as the prevention of money laundering, terrorist financing, corruption, fraud, breaches of data protection, insider trading and embargo provisions. In addition, as a public law institution, KfW adheres to the principles of the Federal Government’s Public Corporate Governance Code. Furthermore, KfW is a corporate member of Transparency International and DEG represents KfW Group in its capacity as a supporting member of the Extractive Industries Transparency Initiative. While adverse environmental impacts caused by KfW’s banking operations are limited, KfW strives to reduce the ecological footprint of its banking operations and addresses the remaining greenhouse gas emissions of KfW Group by purchasing high-value Clean Development Mechanism (CDM) credits on the market and discontinuing them for perpetuity. Among other matters, KfW’s contract conditions require that suppliers and potential subcontractors comply with the prohibition of child and forced labor and afford protection against inhumane working conditions. Within the scope of possibilities provided by public procurement law, KfW includes social, ecological and innovative aspects in its Europe-wide tenders.

Sustainability Management System and Sustainability Communications

KfW’s sustainability management system establishes responsibilities and procedures to further develop sustainability matters within KfW Group. Overall responsibility for the group’s sustainability strategy and communication rests with KfW’s Chief Executive Officer who is supported by KfW’s Chief Sustainability Officer and sustainability officers and managers at the business sector, central unit and site levels. Specific sustainability guidelines for the business sectors and relevant central units set out detailed rules.

To ensure continuous progress of the group-wide sustainability commitment, beginning in 2023, KfW’s strategic objectives have included as one of its key targets its ranking among the top three development and promotional banks’ ESG Ratings within a peer group, which comprises the top 10 rated development and promotional banks across the peer groups of each of three main ESG Rating agencies.

KfW regularly interacts openly with its stakeholders about aspects of its business activity related to sustainability with a view to refining its own sustainability goals and enabling stakeholders to address relevant topics. In this context, KfW’s sustainability reporting, which also fulfills statutory requirements, and KfW’s Sustainability Portal are important communication channels.

Financial Statements and Auditors

The consolidated financial statements of KfW included in Exhibit (e) to this annual report have been prepared in accordance with IFRS Accounting Standards and the additional requirements of German commercial law pursuant to § 315e (1) of the German Commercial Code (Handelsgesetzbuch) and supplementary provisions of the KfW Law. IFRS Accounting Standards differ in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in Exhibit (e) to this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.

Pursuant to the KfW Law, KfW’s unconsolidated annual financial statements as well as its consolidated financial statements are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance at the proposal of the Board of Supervisory Directors in consultation with the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditor for the fiscal year ended December 31, 2025 is Deloitte GmbH Wirtschaftsprüfungsgesellschaft (“Deloitte”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards.

The auditor’s report of Deloitte for the fiscal year ended December 31, 2025, dated March 3, 2026, refers to a combined management report (zusammengefasster Lagebericht). The examination of, and the auditor’s report upon, this combined management report are required under German generally accepted accounting principles. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAP”) or U.S. attestation standards. Therefore, Deloitte does not provide any opinion on such examination, on the combined management report or on the financial statements included in Exhibit (e) to this annual report in accordance with U.S. GAAP or U.S. attestation standards. A reprint of the auditor’s report can be found starting on page 174 of Exhibit (e) to this annual report.

BUSINESS

Introduction

KfW conducts its business in the following business sectors:

•	SME Bank & Private Clients (Mittelstandsbank & Private Kunden);

•	Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden);

•	KfW Capital;

•	Export and Project Finance (KfW IPEX-Bank);

•	KfW Entwicklungsbank (KfW Development Bank);

•	DEG; and

•	Financial Markets.

The following table sets forth the relative size of each of the business sectors in terms of commitments for each of the years indicated.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Year ended December 31		Year to Year
	2025	2024	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	49,059	35,816	37
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	12,212	41,570	-71
KfW Capital	748	1,590	-53
Export and Project Finance (KfW IPEX-Bank)	24,181	23,916	1
KfW Entwicklungsbank (KfW Development Bank)	9,960	7,839	27
DEG	2,350	2,470	-5
Financial Markets	0	0	0

Total promotional business volume (1) (2)	97,961	112,831	-13

*	Amounts in the table may not add up due to rounding differences.

(1)

Total promotional business volume for the full year ended December 31, 2025 has been adjusted for commitments of EUR 548 million, compared to EUR 369 million for the corresponding period in 2024, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain promotional programs of SME Bank.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

The following table shows the relative size of each of the seven business sectors in terms of percentage of commitments outstanding and economic capital required as of December 31, 2025. In general, a lower percentage in economic capital required compared to the percentage of commitments outstanding illustrates a below average risk associated therewith. The percentage of economic capital required of the business sector Financial Markets also includes the economic capital required for treasury activities.

RELATIVE SIZE OF EACH BUSINESS SECTOR

	As of December 31, 2025
	Commitments outstanding	Economical capital required (1)
	% of total
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	48%	7%
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	17%	2%
Export and Project Finance (KfW IPEX-Bank)	16%	22%
Financial Markets	10%	12%
KfW Entwicklungsbank (KfW Development Bank)	7%	4%
DEG	2%	9%
KfW Capital	0%	2%

Total (in EUR billions)	628.9	17.5

(1)

The balance of economic capital required relates to group functions. The economic capital required has been calculated based on a solvency level of 99.90%. For more information concerning economic capital required of KfW Group, see “Combined Management Report—Risk report—Risk management approach of KfW Group (overview)—Internal capital adequacy assessment process—Economic risk-bearing capacity” included in Exhibit (e)  to this annual report.

Domestic Promotional Business

General

To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and, to a limited extent, elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. KfW’s main domestic finance activities are conducted by the business sectors SME Bank & Private Clients, Customized Finance & Public Clients, and by KfW Capital. Certain further promotional activities undertaken in connection with KfW’s green bond portfolio and ABS portfolio targeting the domestic market are reported under the Financial Markets business sector.

Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financing. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. To a limited extent, however, KfW is allowed to grant financing directly to ultimate borrowers (e.g., for the financing of municipalities). By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to ultimate borrowers and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each bank or other financing institution to which it lends. As of December 31, 2025, KfW had extended loans to approximately 140 commercial banks in its domestic business sectors. In 2025, 60% (2024: 60%) of KfW’s total interbank exposure (exposure at default) was attributable to KfW’s ten largest banking group counterparties. Most of this exposure relates to KfW’s on-lending business, while the portion deriving from other business transactions – including derivatives, securities, money market and global loan transactions – is much more limited.

KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications by each borrower within the framework of specified loan or mezzanine capital instruments. Under the other model, KfW extends global funding facilities and program-based global loans to Landesförderinstitute, as well as non-program-based global loans to selected financial institutions in Germany and Europe.

Individual Loans

KfW defines detailed formal eligibility requirements for each individual loan that it extends to a commercial bank, as well as for each loan the commercial bank on-lends to the ultimate borrower under each of KfW’s lending programs. Borrowers generally do not apply directly to KfW for a loan, but rather may only apply for a KfW loan through a commercial bank. This intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. KfW loans on-lent by commercial banks are normally collateralized by liens on real property or other assets, or are guaranteed by the Federal Republic or by one of the Länder. The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals – first by the intermediate bank and then by KfW. KfW’s loan approval, however, in most cases depends solely on a review of the individual loan application in order to assess compliance with the requirements defined for each respective lending program. In recent years, KfW has modernized its application and approval process for loans with the aim of attaining a more efficient, automated and accelerated process. For this purpose, KfW has developed a digital online platform for its standardized loan programs. The online platform provides immediate feedback as to KfW’s approval of loans in the form of electronic confirmations for most applications, and electronic confirmations after manual processing by KfW for more complex products (for instance, environmental programs for SMEs, municipal enterprises, businesses, and non-profit organizations). Since the beginning of 2020, all of KfW’s standardized domestic, commercial and non-direct municipal products are offered exclusively via the online platform. All intermediate banks have access to the online platform and use it for their application processes.

KfW applies either a fixed-rate pricing model or a risk-adjusted pricing model to the loans it grants. Under the fixed-rate pricing model, the commercial banks to which KfW lends are permitted to on-lend these funds at fixed spreads over the applicable interest rate payable to KfW. This fixed-rate pricing model is applied to housing investment and some lending programs for start-up financing. It is also applied to education lending programs. Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the ultimate borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.

Under KfW’s traditional SME lending programs, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW has constantly been reworking and renewing its SME financing programs to increase its support for SMEs. Under some of those lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies to most of SME Bank & Private Clients lending programs. In addition, mezzanine capital offered by SME Bank & Private Clients and its special programs for investments by micro-enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrowers, which in turn is covered or compensated in different ways: by means of risk premiums included in the interest rate charged to the ultimate borrowers, or by means of guarantees from the Federal Government.

Global Loans and Global Funding Facilities

Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower and, in general, a higher degree of flexibility for the on-lending Landesförderinstitute and selected financial institutions. KfW expects the receiving institutions to on-lend funds within a reasonable period of time. In contrast to KfW’s individual loans, global loans and global funding facilities offer greater loan-structure flexibility. As a result, these instruments, when compared with KfW’s traditional lending programs, carry lower administrative costs for both KfW and the on-lending institutions. Accordingly, ultimate borrowers generally benefit from favorable interest rates.

KfW offers different kinds of global loans and global funding facilities: program-based global loans and global funding facilities to Landesförderinstitute and non-program-based global loans to selected financial institutions in Germany and Europe. Most Landesförderinstitute are independent public law institutions and benefit from explicit statutory guarantees by the respective Land. Each Landesförderinstitut is responsible for promotional matters within its federal state.

Landesförderinstitute use KfW’s program-based global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective Land within the framework of cooperative loan programs of the respective Landesförderinstitut and KfW. The conditions of each cooperative loan program are required to comply with the conditions of the relevant KfW program. The funds to Landesförderinstitute are generally extended in the form of lump sums, which are then broken down and granted to ultimate borrowers as individual loans.

Moreover, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

In 2023 KfW launched a new type of global loans to Landesförderinstitute, the RegioInnoGrowth (“RIG”) loans. These loans, which are part of the Future Fund (Zukunftsfonds)/ERP, are intended to provide equity and equity-like capital to start-ups and growth-oriented SMEs with innovative business models.

KfW also extends non-program-based global loans to selected financial institutions in Germany and elsewhere in Europe, which these institutions on-lend as individual loans and leases to finance SMEs, housing projects and energy efficiency projects. In 2023, KfW began to extend global loans which are designed to promote SME-leasing investments in sustainable and energy efficiency projects.

Germany Fund

In December 2025, the Federal Government and KfW initiated the Germany Fund (Deutschlandfonds). The Germany Fund was created to establish a comprehensive framework designed to facilitate large-scale investments by private and municipal enterprises across Germany. To support this initiative, the federal government is providing approximately EUR 30 billion in public funds and guarantees. This public capital aims to catalyze total investments of around EUR 130 billion in key future sectors of the German economy.

The Germany Fund focuses on driving private investment, primarily in industry and small and medium-sized enterprises, venture capital and energy infrastructure. Key activities include significant future investments in new technologies and production facilities, the expansion of renewable energy sources, heating networks, electricity grids, as well as the extraction of raw materials. The fund is, moreover, tasked with supporting innovative technologies in deep tech, artificial intelligence and biotechnology and with supporting the development of solutions to enhance national defense capabilities.

The financing opportunities offered by the Germany Fund are accessible to industrial firms, medium-sized businesses, start-ups, growth-stage companies, private and municipal energy providers and enterprises within the defense and raw materials sectors. Rather than functioning as a single investment fund, the Germany Fund operates as an umbrella structure. This structure encompasses various tailored programs designed to meet the diverse needs of target groups. For more information, see “KfW Capital”.

KfW Measures to Mitigate the Economic Impact in Germany of Russia’s Invasion of Ukraine

While KfW’s direct exposures in Ukraine and Russia are limited and tightly managed, developments related to Russia’s invasion of Ukraine have affected KfW’s business and earnings position. For information on the impact of Russia’s invasion of Ukraine on KfW’s net assets, financial and earnings position, see “Combined Management Report—Economic Report” in Exhibit (e) to this annual report.

Special Federal Mandates by the Federal Government

Against the background of Russia’s invasion of Ukraine, which led to further increases in energy prices and highlighted Germany’s dependency on energy imports from Russia, the Federal Government requested that KfW engage in a number of activities under Special Federal Mandates with full protection of KfW. These activities aim to stabilize and secure the energy supply in Germany, strengthen the resilience of Germany’s economy and are thus in the public interest as required by the KfW Law. These activities are being carried out at the Federal Republic’s economic risk.

KfW’s activities under Special Federal Mandates are of an unplanned nature and do not change KfW’s consistent strategic focus on sustainability targets in its banking business. They must therefore be clearly distinguished from KfW’s promotional activities as a digital transformation and promotional bank of the Federal Government and the Länder. As of December 31, 2025, these activities, which were mainly conducted in 2022, in particular comprised support measures for systemically important companies in the energy sector that were significantly impacted by the supply reductions and significantly higher gas and electricity prices resulting from Russia’s invasion of Ukraine. Debt financing has been committed for gas replacement purchases, to cover short-term liquidity requirements within the scope of “margining” (i.e., the provision of collateral that is mandatory when trading in energy) and to finance the procurement of natural gas for the fulfilment of certain statutorily required levels of natural gas reserves in natural gas storage facilities throughout Germany. As of December 31, 2024, these activities by KfW had led to commitments of EUR 8.5 billion and disbursements to EUR 4.6 billion. As of December 31, 2025, commitments were EUR 0 million, and disbursements declined to EUR 850 million. KfW has also been mandated to engage in equity financing, see “Strategic Shareholdings—KfW’s Shareholdings Pursuant to Special Federal Mandates of the Federal Government—German LNG Terminal GmbH” below.

Furthermore, at the end of 2022, the Federal Government mandated KfW to act as paying agent in connection with compensatory payments to utility companies for loss of revenues owed to such companies by the Federal Government in connection with government support measures aimed at reducing the burden of high energy costs for end consumers of natural gas and district heating. KfW’s role in making the compensatory payments is strictly limited to the payments’ disbursement, with the Federal Government providing KfW with the funds necessary to make such payments in advance. Commitments in this context amounted to EUR 0.7 billion in 2024 and EUR 1.1 billion in 2025.

In the aggregate, activities under Special Federal Mandates due to Russia’s invasion of Ukraine have led to commitments in an aggregate amount of EUR 1.1 billion in 2025 (EUR 9.2 billion in 2024).

Against this background, in November 2022, the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds – WSF) was authorized to provide loans to KfW to cover KfW’s refinancing needs stemming from its support of companies in the energy sector under Special Federal Mandates with unallocated funds from the WSF’s credit authorization of up to EUR 100 billion, which was granted to KfW in March 2020 in the context of the COVID-19 pandemic with a view to refinancing KfW’s commitments under the KfW Special Program. In addition, the WSF was authorized to provide financing to KfW under a EUR 200 billion credit authorization, which it has been granted to cover funding requirements in connection with a EUR 200 billion protective shield announced by the Federal Government in September 2022, to the extent that KfW is mandated by the Federal Government in connection with the protective shield. Refinancing through the WSF in 2025 totaled EUR 6.9 billion, of which EUR 4.9 billion were related to the KfW Special Program and EUR 2.0 billion were related to the support of companies in the energy sector. The WSF is administered by the Federal Finance Agency (Bundesfinanzagentur) and its refinancing is ensured by the Federal Finance Agency, as part of the Federal Government’s established money and capital market approach to financing the Federal Budget, and the Federal Government’s special funds.

Depending on further developments with respect to Russia’s invasion of Ukraine, the Federal Government may in principle request KfW to engage in further activities under Special Federal Mandates at any time.

SME Bank & Private Clients

KfW’s SME Bank & Private Clients business sector supports SMEs, large-scale enterprises, business founders, start-ups and self-employed professionals, and offers financing for various purposes to companies in different stages of development. Additionally, this business sector extends housing-related loans and grants as well as financing for education to private individuals. Financing is provided primarily by means of loan programs (2025: EUR 43.2 billion; 2024: EUR 32.4 billion), mezzanine programs (2025: EUR 119 million; 2024: EUR 45 million) and grant-based programs (2025: EUR 5.8 billion; 2024: EUR 3.4 billion).

In 2025, SME Bank & Private Clients committed financing to improve social living conditions and to support the German economy in an amount of EUR 49.1 billion (2024: EUR 35.8 billion). The following table shows commitments by fields of promotional activity for each of the years indicated.

SME BANK & PRIVATE CLIENTS COMMITMENTS*

	Year ended December 31		Year to Year
	2025	2024	% change
	(EUR in billions)		(in %)
SME Bank	23.5	13.4	75
Start-up financing and general investment	7.0	6.5	8
Innovation	2.7	1.5	80
Environmental investment	13.8	5.4	>100
Private Clients	25.5	22.4	14
Housing investment programs	6.2	6.4	-3
Education programs	1.6	1.6	0
Environmental investment	17.7	14.4	23

Total commitments (1)	49.1	35.8	37

*	Amounts in the table may not add up due to rounding differences.

(1)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

The commitment volume in SME Bank in 2025 increased significantly compared to 2024. This development was mainly due to much higher demand for renewable energy and energy efficiency/CO2 reduction loans.

In 2025, commitments in Environmental investment for Private Clients increased by 23% compared to 2024.

SME Bank

SME Bank primarily offers loan programs. Under some loan programs, SME Bank offers a partial exemption from liability to on-lending banks. If an on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. As KfW assumes part of the credit risk of the loan, it reserves the right to review and, if necessary, to revise the on-lending bank’s assessment of the borrower’s creditworthiness by applying KfW’s own rating standards. However, KfW strives to follow the assessment of the on-lending bank whenever possible.

From time to time SME Bank also offers mezzanine capital products. These products take the form of unsecured subordinated loans, which contain equity-like elements, combining characteristics of debt and equity capital. In these financings, on-lending banks are not liable to SME Bank for the subordinated loans. The interest rate of these loans takes into account the prevailing rates in the capital markets as well as the borrower’s credit standing and collateral securing the loans. The borrower’s creditworthiness is first assessed by the on-lending bank. As it does when offering partial exemptions from liability, KfW reserves the right to review and, if necessary, revise this assessment. The only mezzanine product that SME Bank offered during the 2025 fiscal year – ERP Mezzanine for Innovation – was terminated on June 30, 2025 due to a lack of market demand.

Start-up Financing and General Investment Programs

SME Bank provides start-up financing and financial support for general investments for a wide range of purposes, such as investments in property and buildings, in plants or in machinery and equipment. In 2025, commitments in this field amounted to EUR 7.0 billion compared to EUR 6.5 billion in 2024. KfW regards this result as satisfactory in view of the moderate growth of new lending in Germany.

Innovation Programs

SME Bank provides financing for innovations by extending funds in the form of loans and grants for research, development, and digitalization activities. Commitments in the field of innovation financing amounted to EUR 2.7 billion in 2025, an increase by 80% compared to 2024 (EUR 1.5 billion). With effect from July 1, 2025, KfW redesigned the product range for innovation financing. SME Bank replaced the then-existing ERP Promotion for Innovation and Digitalization program with two new loan programs intended to strengthen digitalization and innovation in SMEs: the ERP promotional loan for digitalization and the ERP promotional loan for innovation. Both promotional loan programs, complemented by the ERP promotional grant, offer companies a versatile and low-threshold financing option, which is expected to lead to increased funding for future technologies. The minimum loan amount has been lifted, enabling smaller companies in particular to invest in digitalization and innovation projects.

The levels of funding in both loan programs – the ERP promotional loan for digitalization and the ERP promotional loan for innovation – are based on incentives. They are divided into three stages. Funding levels are tied to the degree of digitization or innovation and the size of the project in relation to the company’s annual turnover. With increasing complexity and innovative strength of the project, the interest rate advantages as well as the amount of the supplementary ERP promotional grant increase.

The newly introduced basic promotion stage (stage one) is targeted at smaller companies that want to implement simple digitalization measures or product or process innovations. The LevelUp promotion (stage two) applies to more demanding projects with a higher degree of digitalization or innovation. The HighEnd promotion (stage three) is available for forward-looking projects - for example, in the field of artificial intelligence - or for projects that are large in relation to the company’s turnover, making these programs particularly accessible for smaller companies.

The supplementary ERP promotional grant, launched in February 2025, rounds off the promotion offerings. The amount of the grant is 3% of the loan paid out for the LevelUp promotion and 5% for the HighEnd promotion, up to a maximum of EUR 0.2 million.

Environmental Investment Programs

SME Bank finances environmental protection projects, in particular for measures aiming at increasing energy and resource efficiency, reducing greenhouse gas emissions, or intensifying the use of renewable energy sources. Commitments under SME Bank’s environmental investment programs more than doubled to EUR 13.8 billion in 2025 compared to EUR 5.4 billion in 2024. Demand for renewable energy programs was strong, amounting to EUR 9.2 billion in 2025 (2024: EUR 7.0 million). A lower EU reference rate enabled KfW to offer interest rates in line with market conditions, which led to a surge in demand and catch-up effects. Moreover, KfW’s SME Climate Protection Facility (KfW Klimaschutzoffensive für Unternehmen) contributed to the growth in commitments in 2025. Commitments rose to EUR 1.9 billion in 2025 compared to EUR 1.6 billion in 2024.

Private Clients

Housing Investment Programs

Housing investment programs in Private Clients provide funds for the promotion of home ownership and the accessibility to or within existing homes. Some of these programs are promoted by federal grants or subsidized through interest rate reductions paid for by federal funds. Commitments in 2025 slightly decreased to EUR 6.2 billion from EUR 6.4 billion in 2024.

Education Programs

Private Clients supports students and employees in higher education and advanced occupational training with direct loans. Some of these programs are covered by a credit guarantee of the Federal Government and Länder. In 2025, KfW’s commitments remained stable at EUR 1.6 billion (2024: EUR 1.6 billion). Commitments under the KfW Student Loan Program amounted to EUR 0.3 billion in 2025 (2024: EUR 0.2 billion).

Environmental Investment Programs

The environmental investment programs increased by 23% to EUR 17.7 billion in 2025 compared to EUR 14.4 billion in 2024. The subsidy for heating system replacement, introduced in 2024, contributed significantly to this growth (2025: EUR 5.5 billion; 2024: EUR 3.1 billion).

In order to reduce the construction backlog, KfW and the Federal Ministry for Housing, Urban Development and Building are resuming a temporary promotion for new buildings that meet the Efficiency House 55 standard (“EH55”). The promotion was integrated into KfW’s existing Climate-friendly Construction promotional program. From December 16, 2025 onwards, private and commercial investors with planned projects that have already received a building permit can submit applications for KfW promotional loans through their banks. Interest on these loans is subsidized through federal government funds. Commitments for EH55 projects amounted to EUR 1.3 billion in 2025.

Customized Finance & Public Clients

KfW’s Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) business sector provides individual financing solutions for municipal and social infrastructure projects, offers corporate loans and project financing and grants global funding instruments to the Landesförderinstitute and other financial institutions.

The following table shows Customized Finance & Public Clients’ commitments by field of promotional activity for each of the years indicated:

CUSTOMIZED FINANCE & PUBLIC CLIENTS COMMITMENTS*

	Year ended December 31		Year to Year
	2025	2024	% change
	(EUR in millions)		(in %)
Municipal infrastructure programs	7,809	4,556	71
Corporate loans and project finance	433	33,117	-99
Global funding facilities to Landesförderinstitute (1)	2,594	2,811	-8
Program for the refinancing of export loans	351	760	-54
Global loans to selected financial institutions	1,025	325	>100

Total commitments (2)	12,212	41,570	-71

*	Amounts in the table may not add up due to rounding differences.

(1)	Including global loans to Landesförderinstitute to support start-ups and small enterprises through RIG loans.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

Commitments in the business sector Customized Finance & Public Clients amounted to EUR 12.2 billion in 2025. This decrease from EUR 41.6 billion in 2024 is particularly attributable to the decline in commitments made in connection with Special Federal Mandates (2025: EUR 1.1 billion; 2024: EUR 33.2 billion). With regard to the core business, commitments increased from EUR 8.4 billion to EUR 11.2 billion.

Municipal Infrastructure Programs

Customized Finance & Public Clients provides financing for investments in municipal and social infrastructure, either as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations) or through KfW’s ordinary on-lending scheme involving commercial banks. The latter is used for infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non-profit organizations. Some of the municipal infrastructure programs are subsidized by federal funds. In total, commitments for municipal infrastructure programs increased significantly to EUR 7.8 billion in 2025 from EUR 4.6 billion in 2024. This increase was largely due to strong demand for IKK (Investitionskredite für Kommunen, Investment Loans for Municipalities) (2025: EUR 3.6 billion; 2024: EUR 2.8 billion) and IKU (Investitionskredite für kommunale und soziale Unternehmen, Investment Loans for Municipal and Social Enterprises) (2025: EUR 1.0 billion; 2024: EUR 19 million). In 2024, the IKU had been subject to restrictions resulting from the high EU reference rate. Moreover, the loan programs for Sustainable Mobility contributed significantly to growth (2025: EUR 1.4 billion; 2024: EUR 0.3 billion).

Global Loans and Global Funding Facilities

The following table shows Customized Finance & Public Clients’ commitments* designated to global loans and global funding facilities for each of the years indicated:

	Year ended December 31		Year to Year
	2025	2024	% change
	(EUR in millions)		(in %)
Global funding facilities to Landesförderinstitute (1)	2,594	2,811	-8
Program-based global loans to Landesförderinstitute	1,496	1,076	39
Non program-based global loans to selected financial institutions in Germany and Europe	1,025	325	>100

Total commitments (2)	5,115	4,212	21

*	Amounts in the table may not add up due to rounding differences.

(1)	Including global loans to Landesförderinstitute to support start-ups and small enterprises through RIG loans.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

Customized Finance & Public Clients also grants global loans to selected financial institutions in Germany in order to refinance leasing contracts to SMEs, as well as to selected financial institutions in Europe in order to cooperate in the field of European SME financing. These financial institutions in turn use the proceeds of the global loans to extend individual loans and leases to SMEs. In 2025, non program-based global loans to selected financial institutions in Germany and Europe increased to EUR 1.0 billion compared to EUR 325 million in 2024. This amount was fully attributable to the refinancing of leasing contracts.

The decrease in Global Funding Facilities to Landesförderinstitute was due to lower refinancing demands by Landesförderinstitute.

Program for the Refinancing of Export Loans

Customized Finance & Public Clients offers commercial banks long-term refinancing of export loans covered by an official export credit guarantee of the Federal Government referred to as “Hermes Cover.” These guarantees are managed by Euler Hermes Aktiengesellschaft (“HERMES”) on behalf and for the account of the Federal Government. For more information on HERMES, see “Export and Project Finance (KfW IPEX-Bank)—Business.” In 2025, KfW made commitments of EUR 0.4 billion (2024: EUR 0.8 billion) under this program.

Corporate Loans and Project Finance

Customized Finance & Public Clients provides corporate loans, project financing and some equity financing. In 2025, KfW’s commitments amounted to EUR 433 million. In 2024, excluding commitments of EUR 32.5 billion under Special Federal Mandates - EUR 24 billion of which were in support of the development of a national hydrogen core network and EUR 8.5 billion of which were in connection with the support of companies in the energy sector - KfW’s commitments in corporate loans and project financing totaled EUR 617 million.

KfW Capital

KfW Capital, KfW’s venture capital subsidiary, was incorporated as a legally independent entity on August 31, 2018. KfW Capital’s general partner, KfW Capital Verwaltungs GmbH, is wholly-owned by KfW Capital and was incorporated on August 9, 2018. KfW acts as the limited partner and ultimately is the sole owner of KfW Capital. In the course of 2021, KfW Capital obtained a license as a Class 2 investment firm, i.e., a medium-sized investment firm (Mittleres Wertpapierinstitut) pursuant to the German Securities Institution Act (Wertpapierinstitutsgesetz, WpIG), the German law based on the EU Investment Firm Directive 2019/2034 (IFD) and Investment Firm Regulation 2019/2033 (IFR). As a medium-sized investment firm, KfW Capital is subject to this specific regulatory regime.

The original business objective of KfW Capital was to invest in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative technology-oriented growth companies in Germany through professionally managed funds with a minimum fund size of EUR 50 million. Since 2021, KfW Capital has also been mandated on behalf of the Federal Government to promote future technologies through the Future Fund (Zukunftsfonds). Under the Future Fund, KfW Capital invests its own funds at its own risk (“Future Fund KfW Capital”) as well as government funds on a fiduciary basis (“Future Fund Federal Republic”). Furthermore, KfW Capital invests government funds from the Future Fund (Zukunftsfonds) in funds with fund sizes below EUR 50 million under the Emerging Manager Facility as well as in funds with fund sizes below and above EUR 50 million under the Impact Facility. Since the launch of the Germany Fund (Deutschlandfonds) in December 2025, programs under the Future Fund have been marketed as part of the Germany Fund. As one of the first initiatives of the Germany Fund, in December 2025, KfW Capital initiated the co-investment program Scale-up Direct. Under this program, KfW Capital invests (through a Special Purpose Vehicle) in companies utilizing a funding mix of own funds, the ERP Special Fund and government funds from the Future Fund in a fixed matching ratio of 15:15:70. Via Scale-up Direct, KfW Capital can co-invest into single companies together with its General Partner base, with maximum investments of up to EUR 50 million or 25% of a company’s capital and voting rights. For the coming years, the targeted average investment volume of KfW Capital’s own funds is around EUR 400 million per year. KfW Capital intends to invest up to a maximum of EUR 75 million into a fund’s capital and to acquire a maximum of 19.99% of a fund’s capital and voting rights (under the Emerging Manager Facility, the ERP/Zukunftsfonds Growth Facility and the Impact Facility, KfW Capital can acquire a maximum of 25% of a fund’s capital and voting rights).

Commitments related to KfW Capital decreased to EUR 748 million in 2025, compared to EUR 1.6 billion in 2024. The higher figure in 2024 was primarily due to one-time investments made by KfW Capital on a fiduciary basis (Future Fund Federal Republic) in HTGF Opportunity as well as the Deep Tech Climate Fund in that year. Apart from the fiduciary investments under the Future Fund Federal Republic program, commitments of KfW Capital in 2025 mainly reflected investments of EUR 204 million under the ERP/Zukunftsfonds Growth Facility, EUR 2.2 million in own funds under Scale-up Direct (both Future Fund KfW Capital) and EUR 178 million via the ERP Venture Capital Fund investment program. Investments under the Future Fund program of the Federal Republic are guaranteed by the Federal Republic and funding for these programs is refinanced by KfW.

The following table shows the commitments of KfW Capital for each of the years indicated:

KFW CAPITAL COMMITMENTS*

	Year ended December 31		Year to Year
	2025	2024	% change
	(EUR in millions)		(in %)
High-Tech Start-up Fund	1	1	0
ERP Venture Capital Fund Investments	178	202	-12
Future Fund KfW Capital	206	179	15
of which ERP/Zukunftsfonds Growth Facility	204	119	72
of which Scale-up Direct KfW Capital	2	0	>100
of which Green Transition Facility	0	60	-100
Future Fund Federal Republic	363	1,208	-70
of which GFF EIF Growth Facility	266	233	14
of which HTGF Opportunity	0	500	-100
of which Deep Tech Climate Fonds	0	430	-100
of which Emerging Manager Facility	23	7	>100
of which ERP/Zukunftsfonds Growth Facility (Opportunity Funds)	26	39	-33
of which Scale-up Direct Future Fund	10	0	100
of which Scale-up Direct ERP-Special Fund	2	0	>100

of which Impact Funds	35	0	>100

Total commitments (1)	748	1,590	-53

*	Amounts in the table may not add up due to rounding differences.

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

Export and Project Finance (KfW IPEX-Bank)

Corporate Background

KfW IPEX-Bank conducts export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. KfW provides funding for KfW IPEX-Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-Bank commenced operations as a legally independent entity wholly-owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.”

Total assets of KfW IPEX-Bank (IFRS Accounting Standards, before consolidation) amounted to EUR 40.5 billion as of December 31, 2025 (December 31, 2024: EUR 38.3 billion). Total outstanding loans and guarantees (including promotional activities) for KfW’s business sector Export and Project Finance amounted to EUR 66.4 billion as of December 31, 2025 (December 31, 2024: EUR 65.6 billion). KfW IPEX-Bank is headquartered in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom, a subsidiary in Singapore and representative offices in eight locations outside Germany. As of December 31, 2025, KfW IPEX-Bank employed 997 persons, excluding managing directors but including temporary personnel (December 31, 2024: 1,002).

In 2022, KfW IPEX-Bank Asia Ltd., a wholly-owned subsidiary of KfW IPEX-Bank, commenced its business activities in Singapore with a share capital of SGD 16.5 million under a merchant bank license issued by the Monetary Authority of Singapore (MAS). IPEX Asia Ltd. is fully consolidated under the existing profit transfer agreement between KfW IPEX-Bank and KfW Beteiligungsholding GmbH, a wholly-owned subsidiary of KfW, described below.

In accordance with the understanding with the European Commission, KfW IPEX-Bank has obtained a banking license and is subject to the KWG and the corporate tax regime. KfW IPEX-Bank is approved as an IRBA bank under the Basel II rules by the relevant German supervisory authorities – BaFin and the Deutsche Bundesbank. From the beginning of 2025, KfW IPEX-Bank has qualified as a significant credit institution and, as a result, has been under direct supervision by the ECB. For additional information on KfW IPEX-Bank and the SSM, see “KfW—General—Supervision and Regulation—Regulation—Supervisory Structure and Enforcement Powers.” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System— European Financial System—European System of Financial Supervision and European Banking Union.”

KfW IPEX-Bank (controlled company; including its fully consolidated subsidiary IPEX Asia Ltd.) signed a profit transfer agreement with KfW Beteiligungsholding GmbH (controlling company) in order to form a corporate income tax (CIT) fiscal unity. Under this profit transfer agreement, KfW IPEX-Bank is required to transfer its entire annual profit under applicable German commercial law to KfW Beteiligungsholding GmbH effective from the end of the fiscal year ended December 31, 2016.

Business

KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally active German and European companies and offers project, export and trade financing. It provides medium and long-term investment and export financing in the form of amortizing loans, guarantees or leasing financing as well as project, object and acquisition financing. KfW IPEX-Bank also offers derivative instruments to allow its clients to hedge interest and currency risk and instruments for short-term trade financing, such as participations in letters of credit.

With the consent of the Federal Government, KfW delegated the mandate of the management of the Shipping CIRR Program and the ERP (European Recovery Program) Export Financing Program to KfW IPEX-Bank. Both programs are executed by KfW IPEX-Bank, applying strict ethical walls. The programs offer fixed interest rate loans to buyers based on the CIRR (Commercial Interest Reference Rate), which is a minimum interest rate prescribed by the OECD for officially supported financings in order to ensure competitive neutrality. The Shipping CIRR Program is open to banks financing ships built in German shipyards and offers a refinancing option through KfW. The ERP Export Financing Program supports lending for German exports to emerging and developing countries combined with fixed refinancing through KfW. These loans are supported through the ERP. In the past, lending of CIRR based loans in the ERP Program was provided through KfW IPEX-Bank and via AKA Ausfuhrkredit-Gesellschaft mbH, both as lenders of record.

Since January 2017, all banks eligible for buyer credit cover (Hermes cover) may directly apply to the ERP Export Financing Program.

KfW, on behalf of the Federal Ministry for Economic Affairs and Energy , has launched the Africa CIRR export financing program (“Africa CIRR”). The program aims to strengthen economic cooperation with Africa. Specifically, Africa CIRR is designed to support loans to finance large-volume German exports and to promote the economy in African buyer countries. All credit institutions eligible to apply for buyer credit cover from the Federal Republic (so-called Hermes cover) are eligible for the Africa CIRR. The Federal Republic mandated KfW and KfW designated KfW IPEX-Bank to administer the program.

KfW IPEX-Bank’s principal customers are German and European companies (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries as well as in the retail, health, telecommunications, power/renewables, water, shipping, aviation, rail, transport and social infrastructure sectors. KfW IPEX-Bank’s business model comprises four future-oriented sectors: (1) the energy sector aiming at the transformation of the energy industry, primarily via wind power, solar energy and hydrogen, as well as water and waste management infrastructure; (2) the mobility sector striving for the transformation of the maritime and aviation industries, as well as climate-friendly mobility and transport; (3) the infrastructure sector supporting the roll-out of digital infrastructure, charging infrastructure, grid-based energy infrastructure, air and sea ports, as well as the construction industry, among others; and (4) the industry & commerce sector for metal and mining, commodity trading, financial institutions, and the automotive industry and retail, among others. In addition, KfW IPEX-Bank will continue to provide structured financing for exports and infrastructure, as well as financing for global climate change mitigation and raw materials supplies in Europe.

Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financing to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes and vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financing for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German and European industry.

KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through risk-participations, for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligible to act as on-lending bank under certain of KfW’s promotional programs. In 2025, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in an amount of EUR 0.5 billion (2024: EUR 0.4 billion).

From time to time, KfW IPEX-Bank also enters into framework loan agreements with non-German banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.

Loans extended by KfW IPEX-Bank are usually secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.

A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through HERMES, the official German export credit insurer. HERMES insurance covers up to 95% – in some instances even up to 100% – of KfW IPEX-Bank’s export and project finance business risk, so that the risk of the portion covered is the equivalent of the Federal Government’s risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financing frequently benefits from a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.

For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2025, outstanding loans and guarantees (including promotional activities) outside Germany for KfW’s business sector Export and Project Finance amounted to EUR 49.1 billion, of which EUR 6.8 billion, or 14%, were export finance loans which are fully or partly guaranteed by HERMES.

Commitments

The following table shows commitments in KfW’s business sector Export and Project Finance for each of the years indicated:

EXPORT AND PROJECT FINANCE COMMITMENTS*

	Year ended December 31				Year to Year
	2025		2024		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Commercial business	19,377	80	18,098	76	7
Promotional business (conducted on behalf of KfW)	4,803	20	5,818	24	-17

Total commitments (1)	24,181	100	23,916	100	1

*	Amounts in the table may not add up due to rounding differences.

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

In 2025, total commitments of the Export and Project Finance business sector, at EUR 24.2 billion, remained relatively stable compared to the prior-year level of EUR 23.9 billion. As in 2024, the 2025 figure included commitments under the CIRR scheme for bank refinancing, which is supported by the federal budget. With the consent of the Federal Government, KfW has delegated the mandate for the CIRR scheme for bank refinancing to KfW IPEX-Bank.

Despite ongoing global geopolitical tensions, strong demand for sustainable transformation of businesses and business models, as well as demand for innovative technologies, provided numerous projects for KfW IPEX-Bank’s customers. This, in turn, enabled KfW IPEX-Bank to make commitments at levels slightly higher to those of the prior year. All four of KfW IPEX-Bank’s sectors contributed to total new commitments.

Commitments by Sector

The following table shows KfW IPEX-Bank’s total commitments* for the years indicated and commitments by sector for 2025:

	Year ended December 31		Year to Year
	2025	2024	% change
	(EUR in millions)		(in %)
Mobility	6,748	7,219	-7
Energy	6,691	4,400	52
Industries and Commerce	5,762	5,698	1
Infrastructure	4,854	5,055	-4
CIRR scheme for bank refinancing (Ship + Africa + ERP finance)	126	1,543	-92

Total commitments	24,181	23,916	1

*	Amounts in the table may not add up due to rounding differences.

Transformation and sustainability-linked projects created numerous financing opportunities for KfW IPEX-Bank, e.g., energy transition projects and digital infrastructure innovation projects. Commitments (excluding those under the CIRR scheme for bank refinancing) amounted to EUR 24.1 billion in 2025. The highest commitment volumes were achieved in the Mobility sector with EUR 6.7 billion; in Energy, also with EUR 6.7 billion; in Industry and Commerce with EUR 5.8 billion; and in Infrastructure with EUR 4.9 billion.

Commitments under the CIRR scheme for bank refinancing decreased significantly to EUR 126 million (2024: EUR 1.5 billion).

Commitments by Geographic Area

In 2025, KfW IPEX-Bank’s commitments were reported for the following three regions: (1) Germany; (2) Europe (excluding Germany, but including Russia and Turkey); and (3) the rest of the world. In 2025, KfW IPEX-Bank’s commitments for project and export financing (excluding the CIRR scheme for bank refinancing) within Germany decreased to EUR 6.6 billion from EUR 7.5 billion in 2024. In 2025, commitments in Europe (excluding Germany, but including Russia and Turkey) increased to EUR 9.3 billion from EUR 8.0 billion in 2024. KfW IPEX-Bank’s commitments in the rest of the world increased to EUR 8.2 billion in 2025 compared to commitments of EUR 6.9 billion in 2024. Commitments under the CIRR scheme for bank refinancing (2025: EUR 126 million; 2024: EUR 1.5 billion) are trans-regional.

Commitments by Product

The following table shows KfW IPEX-Bank’s commitments* by product for each of the years indicated:

	Year ended December 31		Year to Year
	2025	2024	% change
	(EUR in millions)		(in %)
Corporate transactions (for German or European export companies)	16,557	16,565	0
Thereof
Loans (term loans and bullet)	10,130	9,911	2
Trade finance	1,959	1,644	19
Revolving credit facilities for cash drawings	2,364	3,066	-23
Guarantees	2,104	1,721	22
Lease finance	0	222	-100
Project finance (1)	6,107	4,555	34
Acquisition finance (1)	264	509	-48
Asset finance (1)	1,034	744	39
Loans to funds	92	0	>100
CIRR scheme for bank refinancing (ship + ERP + Africa)	126	1,543	-92

Total commitments	24,181	23,916	1

*	Amounts in the table may not add up due to rounding differences.

(1)

The product categories project finance, asset finance and acquisition finance may also include loans, guarantees, lease finance or revolving credit facilities that are not attributed to any sub-category under the corporate transactions product category.

Funding

The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used to subsidize interest rates. In 2025, EUR 125 million of loan disbursements were supported by the ERP Special Fund (2024: EUR 16 million).

The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on capital. Because the Federal Republic is a member of the OECD, loans financed with funds from the ERP Special Fund or under the CIRR scheme for the shipping industry are required to comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for processing. Loans denominated in currencies other than euros are hedged through matched funding or other mechanisms.

KfW Entwicklungsbank (KfW Development Bank)

Under the brand name KfW Entwicklungsbank, KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public sector borrowers and recipients. In 2025, approximately 28% of these loans and grants were refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government or, in the case of mandates, i.e., grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels, from the respective donor. Mandates and all funds from the Federal Government involved in loan commitments and grants do not, by their nature, appear on KfW’s consolidated statement of financial position.

KfW extends financial cooperation (Finanzielle Zusammenarbeit, “FZ”) loans in three ways:

•	Traditional Financial Cooperation Loans (FZ-Standardkredite), extended for the account of the Federal Republic;

•

Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. As of December 31, 2025, approximately 98% of outstanding commitments refinanced with KfW funds were guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance (“ODA”); and

•

Financial Cooperation Promotional Loans (FZ-Förderkredite), funded solely through funds raised by KfW in the capital markets. These loans may meet the requirements for recognition as ODA as they offer more favorable terms to the borrower than market terms. As of December 31, 2025, approximately 89% of outstanding Financial Cooperation Promotional Loans were guaranteed by a special guarantee facility of the Federal Republic.

Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Financial Cooperation Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether it will fund a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.

Financial cooperation loans and grants are generally disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds to ensure compliance with the provisions of the loan or grant agreement.

The following table shows KfW Entwicklungsbank’s commitments for each of the years indicated:

KFW ENTWICKLUNGSBANK COMMITMENTS*

	Year ended December 31		Year to Year
	2025	2024	% change
	(EUR in millions)		(in %)
Loan commitments	6,701	4,690	43
of which federal funds	222	238	-7
of which KfW’s funds refinanced in the capital markets	6,479	4,452	46
Grant commitments	2,555	2,680	-5
Mandates	703	469	50

Total commitments	9,960	7,839	27

*	Amounts in the table may not add up due to rounding differences.

Total commitments of KfW Entwicklungsbank increased by 27% to EUR 10.0 billion in 2025 from EUR 7.8 billion in 2024. The relative share of loan commitments that were refinanced in the capital markets increased to 97% in 2025, from 95% in 2024.

In 2025, Asia accounted for 24% of KfW Entwicklungsbank’s commitments (2024: 21%); Sub-Saharan Africa accounted for 22% (2024: 26%); Middle East/North Africa accounted for 17% (2024: 19%); Europe/Caucasus accounted for 21% (2024: 16%); Latin America accounted for 14% (2024: 13%); and trans-regional commitments accounted for 2% (2024: 5%).

The following table shows KfW Entwicklungsbank’s commitments* by sector for each of the years indicated and as a percentage of its total commitments:

	Year ended December 31				Year to Year
	2025		2024		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Economic infrastructure	4,718	47	2,635	34	79
Social infrastructure	3,187	32	3,836	49	-17
Financial sector	909	9	662	8	37
Production sector	340	3	363	5	-6
Others (1)	805	8	343	4	135

Total commitments	9,960	100	7,839	100	27

*	Amounts in the table may not add up due to rounding differences.

(1)	Consists mainly of commitments made for multi-sector projects and emergency assistance in crisis situations.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

DEG, a German limited liability company, is a legally independent entity founded in 1962. DEG is based in Cologne, Germany. In 2001, KfW acquired DEG from the Federal Republic. Since then, KfW has been DEG’s sole shareholder and DEG has been fully consolidated in KfW’s consolidated financial statements. As of December 31, 2025, DEG maintained 12 representative offices in developing countries or emerging economies. In 2025, DEG employed an average of 760 persons (2024: 753). As of December 31, 2025, DEG’s total assets (IFRS Accounting Standards, before consolidation) amounted to EUR 8.9 billion (2024: EUR 9.2 billion).

DEG’s activities focus on corporates, project finance, financial institutions and funds investing in Africa, Asia, Latin America, and Central and Eastern Europe. DEG promotes private enterprise structures, thus contributing to sustainable economic growth, lasting improvement in the living conditions of the local population and the global Sustainable Development Goals. To this end, DEG provides long-term financing for private enterprises investing in developing countries. In addition, DEG offers customized consultancy services, for example, in the areas of environmental management, corporate governance, resource efficiency or training and skills.

DEG conducts its activities in accordance with the principles of subsidiarity, thus in cooperation with commercial banks rather than in competition with them. It does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions (apart from smaller state support programs within the framework of the support for German companies in developing and emerging countries). DEG also seeks to mobilize other partners in order to raise additional capital for its clients’ investments.

Serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities is subject to CIT. DEG does not distribute profits but instead re-channels them into new investments.

DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. KfW and DEG have a refinancing agreement in place, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint usage of several information technology services.

The following table shows DEG’s commitments for each of the years indicated:

DEG COMMITMENTS*

	Year ended December 31		Year to Year
	2025	2024	% change
	(EUR in millions)		(in %)
Loans	1,808	1,918	-6

Equity participations	316	417	-24

Mezzanine financing	226	135	67

Total commitments	2,350	2,470	-5

*	Amounts in the table may not add up due to rounding differences.

Financial Markets

KfW’s Financial Markets business sector comprises the group’s treasury activities, including its funding activities and its financial asset management. Furthermore, this business sector manages KfW’s asset-backed securities (“ABS”) as well as KfW’s green bond portfolio, which are all part of KfW’s promotional activities, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG (“Deutsche Telekom”) and Deutsche Post AG (“Deutsche Post”).

Funding

KfW’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business sectors being financed from funds raised by KfW in the international financial markets. KfW Group’s consolidated balance sheet total assets at December 31, 2025 amounted to EUR 540.7 billion. EUR 486.1 billion, or 89.9% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, as of December 31, 2025, KfW had EUR 22.6 billion in liabilities held in trust (for which the Federal Government mostly provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, as of December 31, 2025, 81% of KfW’s consolidated total borrowings outstanding had remaining maturities of one year or more.

Financial-Market Funds

KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring promissory note loans (Schuldscheindarlehen). Long-term funding with initial maturities of more than one year (“capital-market funding”) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (“money-market funding”) are primarily used for purposes of KfW’s liquidity management. As of December 31, 2025, the percentage of capital-market funding outstanding out of total financial-market funds outstanding was 89%.

All amounts stated in connection with KfW’s capital-market and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less discount and underwriting commissions, if any.

Capital-Market Funding. KfW’s capital-market funding policy pursues a dual objective: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a wide range of maturities.

KfW’s capital-market funding instruments comprise three categories of instruments:

(1)	Benchmark bonds issued under KfW’s benchmark programs (in euro or U.S. dollar, under KfW’s European medium-term note program or its SEC-registered debt shelf).

(2)	Bonds publicly placed outside the benchmark programs.

(3)	Bonds sold in “private placements,” a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors.

With effect from January 1, 2026, bonds in each of the three categories above have included green bonds that otherwise meet the criteria of the relevant category. Green bonds are bonds whose proceeds are linked to investments currently financed by KfW in the project categories Renewable Energy, Green Buildings (formerly Energy Efficiency), Clean Transportation, Biodiversity and Climate Protection Programme for Corporates. Prior to 2026, KfW had classified all green bonds separately in a fourth category. KfW has not applied this change in categorization retrospectively.

In 2025, benchmark bonds accounted for a funding volume of EUR 42.2 billion, or 59%, of KfW’s total capital-market funding, while bonds placed publicly outside the benchmark programs accounted for EUR 9.8 billion, or 14%. The volume of bonds sold in private placements and of green bonds amounted to EUR 5.0 billion, or 7%, and EUR 14.0 billion, or 20%, respectively. Total capital-market funding in 2025 amounted to EUR 71.0 billion (2024: EUR 78.1 billion). With respect to refinancing its funding requirements resulting from the KfW Special Program and from its support of companies in the energy sector under Special Federal Mandates, KfW has had access to an additional source of financing through the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds – WSF). Refinancing through the WSF in 2025 totaled EUR 6.9 billion, of which EUR 4.9 billion related to the KfW Special Program and EUR 2.0 billion related to the support of companies in the energy sector.

KfW expects its volume of long-term funding to be raised in the capital markets in 2026 to be in a range of EUR 75 billion to EUR 80 billion, of which EUR 15 billion is expected to be green bonds.

In 2025, KfW conducted three new bond issuances as well as ten re-openings (13 transactions in total in 2025) in an aggregate principal amount of EUR 27 billion under its euro benchmark program. Also in 2025, KfW conducted five new bond issuances in an aggregate principal amount of USD 17 billion under its U.S. dollar benchmark program.

KFW’S BENCHMARK BOND ISSUANCES IN 2025

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
KfW U.S. $-Benchmark I/2025	USD 3.0	5	4.625
KfW U.S. $-Benchmark II/2025	USD 3.0	3	3.875
KfW U.S. $-Benchmark III/2025	USD 5.0	5	3.750
KfW U.S. $-Benchmark IV/2025	USD 3.0	2	4.000
KfW U.S. $-Benchmark V/2025	USD 3.0	3	3.500
KfW Euro-Benchmark (Dual Tranche I/2025)	EUR 6.0	3	2.375
KfW Euro-Benchmark (Dual Tranche II/2025)	EUR 3.0	10	2.750
KfW Euro-Benchmark V/2025	EUR 3.0	3	2.125
KfW Euro-Benchmark VI/2025	EUR 3.0	5	2.500
KfW Euro-Benchmark V/2019 (re-opening)	EUR 1.0	1	0.000
KfW Euro-Benchmark V/2024 (re-opening)	EUR 1.0	2	2.750
KfW Euro-Benchmark IV/2023 (re-opening)	EUR 1.0	2	2.875
KfW Euro-Benchmark II/2024 (re-opening)	EUR 1.0	9	2.625
KfW Euro-Benchmark I/2025 (re-opening)	EUR 1.0	3	2.375
KfW Euro-Benchmark V/2023 (re-opening)	EUR 1.0	3	3.125
KfW Euro-Benchmark IV/2024 (re-opening)	EUR 1.0	4	2.625
KfW Euro-Benchmark V/2025 (re-opening)	EUR 1.0	3	2.125
KfW Euro-Benchmark VI/2022 (re-opening)	EUR 1.0	4	2.875
KfW Euro-Benchmark II/2025 (re-opening)	EUR 3.0	10	2.750

In 2025, KfW’s total new capital-market funding was raised in ten different currencies and 164 separate capital markets transactions. KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 83% of KfW’s total new capital-market funding in 2025 (2024: 86%). The percentage of new funds raised in euros, which continues to be KfW’s most significant funding currency, remained stable at 62% in 2025 (2024: 62%). The percentage of new funds raised in U.S. dollars decreased to 22% in 2025 (2024: 25%). The percentage of new funds raised in pounds sterling also remained stable at 9% in 2025 (2024: 9%), which made it KfW’s third most significant funding currency in 2024.

KFW’S TOTAL NEW CAPITAL-MARKET FUNDING VOLUME 2025 BY CURRENCIES*

	EUR in billions	In % of total
Euro (EUR)	48.1	61.8
U.S. dollar (USD)	16.9	21.6
Pound sterling (GBP)	7.1	9.1
Australian dollar (AUD)	1.7	2.2
Hong Kong dollar (HKD)	1.6	2.1
Other currencies (1)	2.5	3.2

Total	77.9	100

*	Amounts in the table may not add up due to rounding differences.

(1)	CHF, CNY, DKK, NOK and SEK.

In connection with its green bond issuances, KfW has a Green Bond Framework in place that reflects international best practices and is aligned with the 2021 edition of the “Green Bond Principles” (including June 2022 Appendix 1) supported by the International Capital Market Association (“ICMA”). In December 2023, KfW published an updated Green Bond Framework on its website, which is applicable to issuances of green bonds by KfW from January 1, 2024 onwards. Under the updated Green Bond Framework, the proceeds from such green bond issuances may be linked to promotional loan programs and to financing provided by KfW in the context of international cooperation and project and export finance in the eligible project categories Renewable Energy, Green Buildings (formerly Energy Efficiency), Clean Transportation, Biodiversity and Climate Protection Programme for Corporates. Through its green bond issuances, KfW aims to broaden its investor base by addressing socially responsible investors and to enhance the capital markets’ infrastructure for financing environmental projects that have the reduction of greenhouse gas emissions as their common objective. Net proceeds from the sale of its green bonds and requests for disbursements under the eligible environmental projects are tracked by KfW in an appropriate manner. KfW provides investors with information regarding the use of proceeds in terms of disbursements on a regular basis on its website. Unless otherwise indicated, information available on, or accessible through, KfW’s website is not incorporated herein by reference. In 2025, KfW conducted ten new green bond issuances in eight currencies as well as eight re-openings. In total, green bonds accounted for net proceeds of EUR 14.0 billion, or 20.0%, of KfW’s total capital-market funding.

The most important sources of capital-market funding for KfW are bond and note issuances followed by promissory note loans. As of December 31, 2025, the amount of outstanding bonds and notes issued by KfW totaled EUR 406.7 billion, representing a EUR 16.3 billion decrease from EUR 423.0 billion outstanding as of December 31, 2024.

Of outstanding borrowings, promissory note loans continue to be KfW’s second most important capital-market funding instrument, with a book value of EUR 17.9 billion as of December 31, 2025. Of this amount, EUR 17.0 billion was recognized as financial liabilities at amortized cost (of which EUR 1.3 billion as liabilities to banks and EUR 15.7 billion as liabilities to customers) and EUR 0.9 billion was recognized as financial liabilities at fair value (of which EUR 0.3 billion as liabilities to banks and EUR 0.6 billion as liabilities to customers). The decrease in the book value of promissory note loans from EUR 26.0 billion in 2024 to EUR 17.9 billion in 2025 is largely due to decreased refinancing via the WSF. Promissory note loans are a special instrument of the German capital markets, under which the lending entity (generally a bank, insurance company or public pension fund) receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on promissory note loans range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, promissory note loans have only limited liquidity in the interbank secondary market.

The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as promissory note loans with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUANCES OF FUNDED DEBT OF KFW GROUP

(AS OF DECEMBER 31, 2025)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicable currency	Aggregate principal amount outstanding in EUR (3)
AUD	15	FIXED	3.90	2016-2025	2026-2035	2.39	15,880,000,000.00	9,032,478,243.56
CAD	4	FIXED	2.46	2006-2023	2026-2037	1.98	1,953,225,000.00	1,214,088,140.23
CHF	4	FIXED	1.27	2007-2025	2030-2037	7.93	720,000,000.00	773,029,847.54
CNY	19	FIXED	2.53	2021-2025	2026-2030	0.84	12,394,000,000.00	1,506,649,485.79
DKK	1	FIXED	0.00	2025-2025	2032-2032	6.75	850,000,000.00	113,805,245.75
EUR	409	FIXED	1.47	1999-2025	2026-2055	4.46	300,024,667,013.45	300,024,667,013.45
EUR	15	FLOATING	3.46	2004-2025	2026-2034	2.73	1,125,858,495.34	1,125,858,495.34
GBP	21	FIXED	3.67	2000-2025	2026-2037	2.28	27,266,803,000.00	31,247,768,737.11
HKD	33	FIXED	3.38	2023-2025	2026-2031	2.48	16,489,000,000.00	1.802,785,795.50
JPY	5	FIXED	1.63	2006-2008	2026-2038	3.75	136,290,000,000.00	740,344,396.76
JPY	73	FLOATING	3.91	2002-2019	2027-2049	12.92	31,100,000,000.00	168,939,105.87
NOK	15	FIXED	4.05	2005-2025	2026-2036	2.84	42,500,000,000.00	3,588,617,748.88
NZD	2	FIXED	2.16	2018-2021	2028	2.40	190,000,000.00	93,228,655.54
SEK	12	FIXED	2.18	2011-2025	2026-2031	3.02	19,650,000,000.00	1,815,829,598.48
USD	53	FIXED	3.63	2006-2025	2026-2046	3.06	85,944,486,024.34	73,144,243,424.97
USD	1	FLOATING	5.31	2023	2026	0.83	1.000,000,000.00	851,063,829.79
ZAR	16	FIXED	7.16	2020-2022	2028-2031	3.86	3,741,000,000.00	192,399,672.91
Total	698					3.97		427,435,797,437.48

(1)

Interest rate of floating rate note means the applicable interest rate as of December 31, 2025. For floating rate notes with interest rates that are fixed in arrears, the latest fixed interest rate was used. Zero coupon bonds are included in the calculation with their average effective interest rates.

(2)	Averages have been calculated on a capital-weighted basis taking into account the aggregate principal amount outstanding in euro.

(3)	Conversion into euro at the spot rate using the ECB reference rates on December 31, 2025.

Money-Market Funding. KfW issues commercial paper under two commercial paper programs: the EUR 90 billion multicurrency commercial paper program and the USD 30 billion commercial paper program. As of December 31, 2025, KfW Group’s commercial paper outstanding totaled EUR 53.9 billion (December 31, 2024: EUR 32.5 billion).

Public Funds

As of December 31, 2025, the proportion of public funds in KfW Group’s borrowings was 4%. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis) amounted to EUR 17.5 billion as of December 31, 2025 (December 31, 2024: EUR 26.1 billion). KfW Group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 307 million as of December 31, 2025 (December 31, 2024: EUR 342 million). Public funds are made available to KfW Group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries.

Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing countries and emerging economies. Federal budget funds constituted approximately 28% of the sources of funding for KfW Entwicklungsbank’s commitments in 2025. Funds from the Federal Government involved in loan commitments and grants of KfW Entwicklungsbank do not, by their nature, appear on KfW’s consolidated statement of financial position. For more information see “KfW Entwicklungsbank (KfW Development Bank).”

Derivatives

KfW generally enters into derivatives transactions for hedging purposes in connection with its financing and funding activities. Accordingly, a substantial majority of its derivatives are interest- or currency-related derivatives. KfW Group does not enter into derivatives for trading purposes and does not facilitate the purchase of derivatives on behalf of any entities outside the group through brokerage or similar agency activities.

The following tables provide detailed information on the group’s derivatives exposures:

KFW GROUP’S DERIVATIVES EXPOSURE *

	Notional value		Fair value		Fair value
	As of December 31		As of December 31, 2025		As of December 31, 2024
	2025	2024	Positive	Negative	Positive	Negative
	(EUR in millions)		(EUR in millions)		(EUR in millions)
Interest-related derivatives	644,511	675,658	2,535	4,631	2,807	6,559
Currency-related derivatives (1)	150,768	150,258	1,161	5,937	6,854	2,710
Credit derivatives as protection buyer	0	0	0	0	0	0
Miscellaneous	0	0	0	0	0	0
Total derivatives (2)(3)	795,278	825,916	3,696	10,568	9,661	9,269
Embedded derivatives accounted for separately	—	—	149	2	87	5

Total balance sheet items “derivatives designated for hedge derivatives”	795,278	825,916	3,845	10,570	9,748	9,275

*	Amounts in the table may not add up due to rounding differences.

(1)	Includes cross-currency swaps.

(2)

Includes derivative financial instruments which are offered by KfW’s wholly-owned subsidiary KfW IPEX-Bank to its customers as hedging instruments in connection with, and related to, financing in the context of its export and project financing activities. In order to hedge the risk arising from these derivative transactions, KfW IPEX-Bank enters into hedging transactions with KfW. In the context of centralizing and aggregating market-facing hedging activities within the group at the parent level, KfW, in turn, hedges itself with corresponding offsetting transactions in the market to the extent necessary. These risk-mitigating hedging transactions entered into by KfW are also disclosed.

(3)	Includes derivative contracts in closed risk positions entered into in connection with Special Federal Mandates.

	As of December 31
	2025	2024
	(EUR in millions)
Total positive fair value	3,696	9,661
Total positive fair value after netting (1)	312	8,061
Collateral received	234	7,692
of which cash collateral	234	7,692

Total positive fair value after netting and collaterals	77	369

(1)

Presents the effects of netting agreements that do not fulfill the offsetting criteria under IFRS Accounting Standards. Due to the strict criteria for offsetting financial instruments under IAS 32, KfW Group’s consolidated statement of financial position only reflects netting effects with respect to derivatives within a central counterparty clearing.

KfW Group’s derivatives activities are reflected in its consolidated statement of financial position in the line items “Financial assets at fair value”, “Financial liabilities at fair value” and “Derivatives designated for hedge accounting.” For additional information on KfW Group’s derivatives exposure, see notes 8, 9, 39, 40, 49, 50, 58, 59 and 60 to the financial statements included in Exhibit (e) to this annual report. For more information on interest and currency risks related to derivatives as well as counterparty default risks, see “Combined Management Report—Risk report—Types of risk—Credit risk” and “—Market price risk,” respectively, included in Exhibit (e) to this annual report.

Asset Management

As of December 31, 2025, KfW Group held securities and investments in an amount of EUR 43.3 billion (December 31, 2024: EUR 43.1 billion). See “Combined Management Report—Economic report—Development of net assets of KfW Group” included in Exhibit (e) to this annual report for more information concerning securities and investments. EUR 35.6 billion (notional amount), or 82%, of all securities and investments were held in the form of fixed-income securities for liquidity purposes in KfW’s liquidity portfolio. Equity participations held directly or indirectly by KfW amounted to EUR 5.6 billion. The remaining securities and investments were securities held as a surrogate for loans or as equity investments in the context of KfW Group’s promotional business (e.g., KfW’s green bond portfolio, KfW’s ABS portfolio, or DEG’s direct investments).

Liquidity Portfolio

KfW pursues a conservative liquidity management strategy. For this purpose, KfW holds financial assets in its liquidity portfolio in a notional amount of EUR 35.6 billion as of December 31, 2025 (December 31, 2024: EUR 35.6 billion). The bulk of securities held in this portfolio is denominated in euro. KfW purchases medium-term securities issued by banks, primarily covered bonds (Pfandbriefe), bonds of public sector issuers and supranational institutions or agencies as well as ABS and ABCP investments. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the ECB and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. For financial reporting purposes, securities denominated in U.S. dollar or GBP were converted into euro at the currency exchange rate as of December 31, 2025. In addition to these securities, as of December 31, 2025, KfW held money-market assets (overnight and term loans as well as reverse repurchase transactions) for liquidity management purposes in an amount of EUR 41.2 billion (December 31, 2024: EUR 26.6 billion).

As a signatory to the United Nations-supported “Principles for Responsible Investment” (PRI), KfW is committed to managing its liquidity portfolio in a sustainable manner. KfW uses exclusion criteria for its liquidity portfolio that are based on the exclusion list of KfW Group. ESG risks are evaluated in a structured manner using an ESG risk profile tool and taken into account in the internal rating process.

Equity Investments and Shares in Non-Consolidated Subsidiaries

The portfolio of equity investments and shares in non-consolidated subsidiaries increased by EUR 0.5 billion to EUR 5.6 billion in 2025 (December 31, 2024: EUR 5.1 billion). This increase was due to portfolio growth at KfW Capital.

Green Bond Portfolio

As of December 31, 2025, the promotional green bond portfolio’s notional volume amounted to EUR 1.7 billion (December 31, 2024: EUR 2.1 billion). KfW’s promotional green bond activities ended as of December 31, 2023. The remaining outstanding portfolio volume will decrease gradually with amortizations.

ABS Portfolio

In 2025, KfW made no new investments in ABS. Its existing ABS portfolio has matured and, as of December 31, 2025, KfW’s promotional ABS portfolio amounted to EUR 0 million. (December 31, 2024: EUR 5 million). KfW’s capital markets-based promotional activities for SMEs ended as of December 31, 2019. The remaining outstanding portfolio volume will decrease gradually with amortizations.

Privatization Initiatives

The Federal Government mandated KfW to take measures with respect to the privatization of Deutsche Telekom and Deutsche Post.

Pursuant to a Special Federal Mandate, KfW has acquired and sold shares of both Deutsche Telekom and Deutsche Post in various transactions since 1997. In furtherance of the privatization initiatives of the Federal Government, KfW sold those shares through German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.

As of December 31, 2025, KfW’s total ownership interest in Deutsche Telekom remained unchanged compared to December 31, 2024 at approximately 696.8 million ordinary shares. This represented a stake of approximately 14.2% in Deutsche Telekom (December 31, 2024: 14.0%).

As of December 31, 2025, KfW’s total ownership interest in Deutsche Post remained unchanged compared to December 31, 2024 at approximately 203.9 million ordinary shares. This represented a stake of approximately 17.7% in Deutsche Post (December 31, 2024: 17.0%).

Given the agreement with the Federal Government described above, KfW’s holdings in shares of Deutsche Post and Deutsche Telekom are presented on KfW’s consolidated statement of financial position as Financial Assets at Fair Value, which are classified as “Loans and advances to customers – FVM.”

Loan Facility to Greece Mandated by the Federal Government

KfW supports the Federal Republic in conducting EU-wide financial support measures for Greece. In 2010, the Federal Government gave KfW a Special Federal Mandate to participate in a loan facility to Greece on behalf of the Federal Republic. All risks resulting from this loan facility are covered by a guarantee of the Federal Republic. As of December 31, 2025, the total amount outstanding of this loan to Greece amounted to EUR 7.6  billion (December 31, 2024: EUR 9.1 billion).

Strategic Shareholdings

KfW manages a number of direct and indirect strategic shareholdings, which include wholly-owned subsidiaries as well as shareholdings in other companies taken in the ordinary course of KfW’s business as well as a number of investments made in companies pursuant to Special Federal Mandates.

KfW’s Subsidiaries and Other Shareholdings

KfW’s most important strategic shareholdings are DEG (100%) and KfW Capital (100%), which are both directly held by KfW, as well as KfW IPEX-Bank (100%), which is held indirectly via KfW’s wholly-owned subsidiary KfW Beteiligungsholding GmbH. For a description of these entities and their operations, see “KfW Capital”, “Export and Project Finance (KfW IPEX-Bank)” and “DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH” above.

Furthermore, KfW directly holds stakes in Finanzierungs- und Beratungsgesellschaft mbH (100%), tbg Technologie-Beteiligungs- Gesellschaft mbH (100%), Berliner Energieagentur GmbH (25%), Elia Group (0.25%), True Sale International GmbH (7.7%) and the European Investment Fund (2.3%). In June 2019, KfW participated in a capital increase of Elia System Operator SA/NV and acquired a 0.25% stake in the company at its own risk. Elia System Operator SA/NV was renamed Elia Group SA/NV in 2023 and is the 100% holding company of Eurogrid International NV/SA which holds 80% of Eurogrid GmbH. For information on KfW’s 20% shareholding in Eurogrid GmbH, see “— KfW’s Shareholdings Pursuant to Special Federal Mandates of the Federal Government — 50Hertz Transmission GmbH”.

KfW’s Shareholdings Pursuant to Special Federal Mandates of the Federal Government

KfW’s investments in Airbus SE, 50Hertz Transmission GmbH, BioNTech SE (“BioNTech”), HENSOLDT AG (“Hensoldt”), TransnetBW GmbH, German LNG Terminal GmbH and TenneT GmbH & Co. KG (“TenneT”), as well as KfW’s investments in Deutsche Telekom and Deutsche Post (see “Financial Markets— Privatization Initiatives”), were made pursuant to a Special Federal Mandate in accordance with article 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest. These investments were made at the Federal Republic’s economic risk and the opportunities and risks of these investments lie with the Federal Republic.

The stakes in BioNTech (0.6%), Hensoldt (25.1%) and German LNG Terminal GmbH (50.0%) are held directly by KfW. KfW’s shareholding in Airbus SE (9.12%) is held indirectly via various entities. KfW’s shareholding in 50Hertz Transmission GmbH (20.0%) is held indirectly via a subsidiary of KfW (Selent Netzbetreiber GmbH). KfW’s shareholding in TransnetBW GmbH (24.95%) is also held via a subsidiary of KfW (Expand Netzbetreiber GmbH). Furthermore, KfW has entered into an agreement to acquire a 25.1% stake in TenneT. Assuming completion of this acquisition, KfW expects this stake to be held by its subsidiary Scopello GmbH.

Airbus SE

In 2007, KfW, together with 14 other investors, agreed to jointly acquire from DaimlerChrysler group (now Mercedes-Benz Group) a stake of, at that time, 7.5% in European Aeronautic Defence and Space Company N.V. (“EADS”), the economic interest of which was held through the special purpose vehicle Dedalus GmbH & Co. KGaA (“Dedalus”). In connection with a further reduction by the Daimler group (now Mercedes-Benz Group) of its stake in EADS in December 2012, the Federal Government, which regards the ownership structure of EADS as a matter of strategic national interest, agreed on a revised government shareholding agreement with EADS, France and Spain, which allows the Federal Government to directly or indirectly own an equity stake of up to 12% in EADS. In this context, the Federal Government mandated KfW to directly or indirectly acquire and hold an equity stake of up to 12% in EADS on behalf of the Federal Republic.

At the beginning of April 2013, France, Germany and Spain entered into a supplemental shareholders’ agreement, which provided for the dissolution of the Dedalus consortium and for KfW and the remaining investors to hold their respective equity stakes in EADS directly and indirectly through Gesellschaft zur Beteiligungsverwaltung GZBV mbH & Co. KG (“GZBV”). At the end of 2013, GZBV increased its equity stake in EADS by buying approximately 1.87 million shares. In 2015, EADS transformed its legal form into a European company (Societas Europaea) and changed its legal name to Airbus Group SE. In April 2017, following approval by the annual general meeting, the legal name was changed into Airbus SE. As of December 31, 2025, KfW held, through GZBV, an equity stake of approximately 9.12% in Airbus SE. Together with the other investors’ interests in GZBV, GZBV held a total equity stake of 10.82% in Airbus SE.

50Hertz Transmission GmbH

In July 2018, the Federal Government gave KfW a Special Federal Mandate to acquire a 20% shareholding in Eurogrid International CVBA/SCRL (“Eurogrid International”, now Eurogrid International SA/NV). The transaction closed in August 2018. Under the mandate, all economic risks resulting from KfW’s investment are covered by a guarantee of the Federal Republic. At the time of the acquisition, Eurogrid International indirectly held all shares in the German transmission systems operator 50Hertz Transmission GmbH via its wholly-owned subsidiary Eurogrid GmbH.

In June 2019, KfW swapped its 20% equity stake in Eurogrid International for a 20% equity stake in Eurogrid GmbH in accordance with the Special Federal Mandate. This share swap was executed to simplify the holding structure. KfW’s stake in Eurogrid GmbH is now held via Selent Netzbetreiber GmbH, a wholly-owned subsidiary of KfW. The German transmission system operator 50Hertz Transmission GmbH is a wholly-owned subsidiary of Eurogrid GmbH, incorporated in Berlin, Germany.

In July 2022, the Federal Government gave KfW a further Special Federal Mandate to contribute an amount of EUR 50 million via KfW’s wholly-owned subsidiary Selent Netzbetreiber GmbH into the capital reserves of Eurogrid GmbH. The amount was provided to Eurogrid GmbH on August 5, 2022.

In July 2023, the Federal Government gave KfW a further Special Federal Mandate to contribute an amount of EUR 24 million via KfW’s wholly-owned subsidiary Selent Netzbetreiber GmbH into the capital reserves of Eurogrid GmbH. This amount was provided to Eurogrid GmbH on August 9, 2023.

In July 2024, the Federal Government gave KfW a further Special Federal Mandate to contribute, via KfW’s wholly-owned subsidiary Selent Netzbetreiber GmbH, EUR 120 million into the capital reserves of Eurogrid GmbH. This amount was provided to Eurogrid GmbH on August 23, 2024.

In October 2025, the Federal Government gave KfW a further Special Federal Mandate to contribute, via KfW’s wholly-owned subsidiary Selent Netzbetreiber GmbH, EUR 120 million into the capital reserves of Eurogrid GmbH. This amount was provided to Eurogrid GmbH on October 24, 2025.

Each of the July 2022, July 2023, July 2024 and October 2025 Special Federal Mandates was made pursuant to and in accordance with the original Special Federal Mandate of July 2018.

BioNTech SE

In June 2020, the Federal Government gave KfW a Special Federal Mandate to make an investment of approximately EUR 300 million through the acquisition of a stake in biopharmaceutical company CureVac AG (“CureVac”), which, following subsequent reorganization measures, resulted in a shareholding in CureVac. In June 2025, BioNTech publicly announced a voluntary public exchange offer for 100% of the shares in CureVac. Pursuant to a Special Federal Mandate, KfW entered into a Tender and Support Agreement with BioNTech on July 31, 2025, and tendered its shares in CureVac to BioNTech in exchange for BioNTech American Depositary Shares (“ADSs”). On December 3, 2025, BioNTech announced that the minimum condition of the public exchange offer had been satisfied. On December 16, 2025, KfW received BioNTech ADSs in exchange for its shares in CureVac. Following the completion of the compulsory acquisition (squeeze-out) of the remaining CureVac shares by BioNTech in January 2026, the takeover of CureVac has been finalized. All costs and risks associated with the transaction are borne by the Federal Republic of Germany. KfW will hold the BioNTech ADSs on a fiduciary basis and at the economic risk of the Federal Government.

HENSOLDT AG

In March 2021, the Federal Government gave KfW a Special Federal Mandate to acquire 25.1% of the outstanding shares in Hensoldt. Hensoldt is a stock corporation under German law with its registered seat in Taufkirchen, Germany, which focuses on electronic sensor solutions and optronics. The acquisition was completed in May 2021. In December 2023, the Federal Government gave KfW a further Special Federal Mandate, pursuant to and in accordance with the original Special Federal Mandate of March 2021, to acquire new shares in Hensoldt’s capital increase announced on December 7, 2023, pro-rata to their 25.1% shareholding.

TransnetBW GmbH

In November 2023, the Federal Government gave KfW a Special Federal Mandate to acquire a 24.95% stake in TransnetBW GmbH held by EnBW Übertragungsnetz Immobilien GmbH & Co. KG (“UENI”). At the time of the acquisition, UENI directly held all shares in the German transmission systems operator TransnetBW GmbH. KfW’s stake in TransnetBW GmbH is held via Expand Netzbetreiber GmbH, a wholly-owned subsidiary of KfW.

German LNG Terminal GmbH

In August 2022, the Federal Government gave KfW a Special Federal Mandate to acquire a 50.0% equity participation in German LNG Terminal GmbH (“GLNG”) and to provide subsequent pro rata payments to the capital reserve of GLNG. To this end, KfW has entered into a share purchase agreement and a shareholders’ agreement with Gasunie LNG Holding B.V. and GBV Zweiunddreißigste Gesellschaft für Beteiligungsverwaltung mbH, a wholly owned subsidiary of RWE AG, regarding the equity participation and subsequent pro rata payments to the capital reserve. GLNG is a project company that is developing a liquefied natural gas (LNG) import facility in Brunsbüttel, Germany. The closing of the transaction took place in July 2023.

TenneT GmbH & Co. KG

Pursuant to a Special Federal Mandate of the Federal Government, KfW entered into a sale and share purchase agreement on February 3, 2026 with the Dutch state-owned companies TenneT Holding B.V. and TransTenneT B.V. to acquire a 25.1% equity participation in TenneT through KfW’s wholly-owned subsidiary Scopello GmbH. TenneT has its registered seat in Bayreuth, Germany and serves as the parent company of the TenneT Germany Group (“TenneT Germany”). TenneT Germany is a large electricity transmission system operator and operates critical infrastructure in Germany. Completion of the acquisition is subject to customary closing conditions and regulatory approvals.

Raw Materials Fund

In October 2024, the Federal Government gave KfW a Special Federal Mandate to conduct investments under the scope of the German Raw Material Fund (“GRMF”) to strengthen the supply of raw materials to German companies as well as increase the resilience of supply chains and of the country’s economy as a whole. Under the scope of the GRMF, a number of strategic investments based on individual Special Federal Mandates by the Federal Government will be made.

The first of these strategic investments is a 14.5% (EUR 150 million) equity participation in Vulcan (“Vulcan”). Vulcan is developing Projekt Lionheart, which aims to enable the production of approximately 24,000 tpa battery-quality lithium hydroxide, along with over 275 GWh of power and up to 560 GWh per annum of renewable heat production in Germany. To this end, KfW has entered into an investment agreement and a shareholders’ agreement with, among other parties, Vulcan and Vulcan Energy Resources Ltd. regarding the equity participation. After closing, which is expected in the first half of 2026, pro rata payments to the capital reserve up to the investment amount will be paid based on the progress of construction.

CAPITALIZATION

CAPITALIZATION OF KFW GROUP AS OF DECEMBER 31, 2025

(EUR in millions)
Borrowings
Short-term funds	54,995
Bonds and other fixed-income securities	406,707
Other borrowings (1)	24,351

Total borrowings	486,054
Equity
Paid-in subscribed capital (2)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	27,555
Fund for general banking risks	0
Revaluation reserve	131

Total equity	40,623

Total capitalization	526,677

(1)	Includes long-term and short-term borrowings from the ERP Special Fund of EUR 307 million.

(2)

KfW’s equity capital, 80% of which is held by the Federal Republic and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2025, of which EUR 3,300 million has been paid in pro rata by the Federal Republic and the Länder.

MANAGEMENT AND EMPLOYEES

The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Executive Board

The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Typically, members of the Executive Board are initially appointed for a maximum of three years by the Board of Supervisory Directors. After the first term each member may be repeatedly reappointed for, or his or her term of office may be repeatedly extended by, up to five years by the Board of Supervisory Directors. Each member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for actions taken by the Executive Board.

The following biographical information on the current members of the Executive Board includes their dates of birth, the year in which they were appointed, their terms of office, their current positions and their areas of responsibility.

For information on the remuneration of the Executive Board, see note 69 to the financial statements included in Exhibit (e) to this annual report.

Stefan Wintels

Date of birth: November 17, 1966

Stefan Wintels joined KfW’s Executive Board as Co-CEO in October 2021 and became the sole CEO in November 2021. He is in charge of the General Secretariat, Group Communications, Internal Auditing, Financial Markets, Group Development and Economics, Legal Affairs, as well as KfW Capital. Mr. Wintels was appointed until September 2029.

Prior to joining KfW, Mr. Wintels worked at Citigroup for 20 years from 2001 to 2021 in various leadership roles. Most recently, he was the Global Co-Head Financial Institutions Group and a member of the Global BCMA Executive Committee. Before that, he was Vice Chairman of Citigroup in Germany, Citi’s Chief Country Officer for Germany as well as Chief Executive Officer of Citigroup Global Markets Europe AG until March 2020.

Stefan Wintels began his professional career in 1994 at Deutsche Bank AG and left in 2001 as Managing Director at Deutsche Bank’s Corporate Development / Group Strategy Department.

He received a Master’s degree in Business Administration from the Technische Universität Berlin and participated in the second year of a two year MBA program at the University of Illinois, Urbana-Champaign.

Stefan Wintels also chairs the supervisory board of KfW Capital, Frankfurt am Main, Germany. In addition, he is a member of the supervisory boards of Deutsche Post AG, Bonn, Germany and of Deutsche Telekom AG, Bonn, Germany.

Melanie Kehr

Date of birth: November 17, 1974

Melanie Kehr became a member of KfW’s Executive Board in March 2019. She is in charge of KfW’s Domestic Promotional Business (Individual Financing Solutions & Public Clients, SME Bank & Private Clients), Information Technology and Operations. Ms. Kehr joined KfW as General Manager in September 2018. Ms. Kehr was appointed until August 2027.

Ms. Kehr studied Business Administration at the University of Bielefeld, Germany, and also holds a Master’s degree in Economics from Purdue University, Indiana, USA. In 1999, she started her professional career at the consulting firm Andersen Consulting Unternehmensberatung GmbH (renamed Accenture in 2001) where she became Managing Director for Industry Financial Services in 2012. In 2014, she was appointed Group Chief Information Officer of Bayerische Landesbank, Munich, Germany, and served in this position until July 2018.

Ms. Kehr is also a member of the supervisory board of Deka Bank Deutsche Girozentrale, Frankfurt am Main, Germany.

Christiane Laibach

Date of birth: November 9, 1961

Christiane Laibach joined KfW’s Executive Board in June 2021. She leads the international financing activities consisting of KfW Entwicklungsbank and the two affiliates KfW IPEX GmbH (Export and Project Finance) and KfW DEG mbH. Ms. Laibach was originally appointed until May 2027, but will retire early after 36 years at KfW Group. The consensual resignation from office effective end of July 31, 2026, was discussed in the meeting of the Presidial and Nomination Committee (Präsidial- und Nominierungsausschuss) of KfW’s Board of Supervisory Directors on December 4, 2025.

Prior to joining KfW’s Executive Board she was member of DEG’s Management Board for six years, the last year as CEO. From 2008 to 2015 she was part of KfW-IPEX Bank’s Management Board, including Chief Risk and Financial Officer. She has been holding leadership positions at KfW Group for 25 years after having joined in 1990, including as global head of aviation for seven years.

Ms. Laibach holds a Master’s degree in Economics from University of Mainz, Germany, and completed the Executive Management Program at Wharton Business School, Philadelphia, USA.

Ms. Laibach also chairs the supervisory board of KfW IPEX GmbH. Further, she serves as first deputy chair of the supervisory board of DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany.

Bernd Loewen

Date of birth: October 23, 1965

Bernd Loewen joined KfW as a member of KfW’s Executive Board in July 2009. He is in charge of Finance, Human Resources, Central Services, Organization and Consulting, as well as Transaction Management. Mr. Loewen acts as Chief Financial Officer of KfW after initially running both the risk and finance departments at KfW up to the separation of the CRO and CFO functions as of January 1, 2016. Mr. Loewen was appointed until June 2027.

After graduating with a Business Administration degree from the University of Muenster, Germany, he started his professional career at an auditing firm and completed the tax consultant exam. Subsequently, Mr. Loewen joined the Corporate Development department at COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, before moving on to Equity Derivatives Trading. From 2002 onwards, Bernd Loewen worked as Co-Managing Director at Commerz Capital Markets Corporation, a subsidiary of COMMERZBANK Aktiengesellschaft, in New York, USA. In 2005, he was appointed Member of the Management Board of mBank (formerly BRE Bank SA), a Polish subsidiary of COMMERZBANK Aktiengesellschaft and relocated from New York to Warsaw, Poland.

Mr. Loewen is also a member of the supervisory board of DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany.

Dr. Stefan Peiß

Date of Birth: April 30, 1969

Dr. Stefan Peiß became a member of KfW’s Executive Board in January 2016. He is in charge of Credit Risk Management, Risk Controlling, Compliance and Non-Financial Risks, and he acts as Chief Risk Officer of KfW. Dr. Peiß was appointed until December 2029.

Dr. Peiß studied business administration at the Ludwig-Maximilians-Universität in Munich, Germany, where he also obtained a doctorate in political science (Dr. oec. publ.) from the university’s Institute for Risk Management and Insurance. In 1995, he started his career in the Real Estate Department of Bayerische Landesbank, Germany. He then transferred to the Risk Management Department, where he held management positions as Head of Team (client portfolio and strategic controlling) and Head of Department (portfolio controlling and controlling systematics, risk controlling trading activities). In 2007, Dr. Peiß became Head of the Risk Operations Division, and in 2008, he was promoted to Head of Group Risk Control Division. Dr. Peiß joined KfW in 2009 as Senior Vice President and Head of Risk Management and Controlling.

Dr. Peiß serves as deputy chairman of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany and serves as deputy chairman of KfW Capital’s supervisory board, Frankfurt am Main, Germany.

Board of Supervisory Directors

The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister for Economic Affairs and Energy; the Federal Minister for Foreign Affairs; the Federal Minister of Agriculture, Food and Regional Identity; the Federal Minister of Transport; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Climate Action, Nature Conservation and Nuclear Safety; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two industry representatives; one representative each of the local municipalities, agricultural, skilled crafts, trade and housing sectors; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agricultural, skilled crafts, trade and housing sectors, and the trade unions are appointed by the Federal Government after consultation with their constituencies.

The Federal Minister of Finance and the Federal Minister for Economic Affairs and Energy serve as Chairman and Deputy Chairman of the Board of Supervisory Directors on a year-by-year rotating basis, with the latter chairing for the year 2026. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors corresponds to their term of office as Federal Minister of such Federal Ministry, while the other members of the Board of Supervisory Directors are personally appointed for a term of three years.

The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general directives. In particular, the Board of Supervisory Directors (via its Risk and Credit Committee) generally must approve, among other things, loans to members of management bodies (Organkredite), short-term financing, loan commitments to a single borrower exceeding EUR 50 million for non-investment grade or unrated borrowers, certain unsecured loans and loan commitments exceeding EUR 100 million to investment grade borrowers. The Board of Supervisory Directors may reserve the right to approve other transactions or types of transactions. However, it is not authorized to represent KfW or to commit funds on KfW’s behalf.

KfW’s Board of Supervisory Directors’ committee structure comprises a Presidial and Nomination Committee (Präsidial- und Nominierungsausschuss), a Remuneration Committee (Vergütungskontrollausschuss), a Risk and Credit Committee (Risiko- und Kreditausschuss) and an Audit Committee (Prüfungsausschuss). The Presidial and Nomination Committee is responsible for dealing with legal and administrative matters as well as fundamental business and corporate policy issues. It may make decisions on the Board of Supervisory Directors’ behalf in urgent matters (Eilentscheidung). Additionally, it regularly assesses the Executive Board and the Board of Supervisory Directors, provides recommendations for suitable candidates to the Executive Board and may assist the responsible federal agencies in appointing members to the Board of Supervisory Directors. The Remuneration Committee is responsible for dealing with the systems of remuneration for the Executive Board and KfW employees and their consequences for KfW’s risk, capital and liquidity management and advises the Presidial and Nomination Committee with respect to the remuneration paid to the members of the Executive Board. The Risk and Credit Committee advises the Board of Supervisory Directors regarding, in particular, the current and future overall risk tolerance and strategy of KfW. It is responsible for approving loans and equity investments at the operational level that exceed certain thresholds as set forth in KfW’s Bylaws, as well as for authorizing the issuance of debt securities, borrowings in foreign currencies and swap transactions. The Audit Committee monitors in particular the accounting process and the effectiveness of the risk management system, especially the internal control system and the internal audit system. It monitors the performance of the audits of the annual financial statements and the timely correction of any errors identified by the auditor. Furthermore, the Audit Committee provides recommendations to the Board of Supervisory Directors regarding the approval of the annual unconsolidated financial statements and the adoption of the annual consolidated financial statements. The Presidial and Nomination Committee and the Remuneration Committee will generally be chaired by the Chairperson of the Board of Supervisory Directors. The Risk and Credit Committee and the Audit Committee will generally be chaired by a representative of the banking sector.

As of March 26, 2026, the members of the Board of Supervisory Directors were:

Name	Position
Reem Alabali-Radovan	Federal Minister for Economic Cooperation and Development

Thomas Bareiß	Member of Parliament; appointed by the Bundestag

Dr. Danyal Bayaz	Minister of Finance of the State of Baden-Württemberg; appointed by the Bundesrat

Katharina Beck	Member of Parliament; appointed by the Bundestag

Dr. André Berghegger	Managing Director of the German Association of Towns and Municipalities (DStGB); representative of the municipalities

Gero Bergmann	Member of the Board of Management of BayernLB; representative of the mortgage banks

Stefan Evers	Mayor and Senator for Finance of the State of Berlin; appointed by the Bundesrat

Yasmin Fahimi	Chair of the Confederation of German Trade Unions (DGB), representative of the trade unions

Robert Feiger	Chair of the Federal Executive Committee of the IG Bauen—Agrar-Umwelt Trade Union (IG Bau); representative of the trade unions

Dr. Heiko Geue	Minister of Finance of the State of Mecklenburg-Vorpommern; appointed by the Bundesrat

Tanja Gönner	CEO and Director General of the Federation of German Industries (BDI); representative of the industry

Olav Gutting	Member of Parliament; appointed by the Bundestag

Marion Höllinger	Member of the Board of Directors of the Association of German Banks (BdB); representative of the commercial banks

Dr. Dirk Jandura	President of the Federation of German Wholesale, Foreign Trade and Services (BGA); representative of the wholesale and foreign trade sector

Andrea Kocsis	Deputy Chair of ver.di — United Services Trade Union; representative of the trade unions

Lars Klingbeil	Federal Minister of Finance; Deputy Chair in 2026

Stefan Körzell	Member of the Executive Board of the German Confederation of Trade Unions (DGB); representative of the trade unions

Prof. Dr. R. Alexander Lorz	Minister of the State Hessian Ministry of Finance; appointed by the Bundesrat

Dr. Jan-Marco Luczak	Member of Parliament; appointed by the Bundestag

Dr. Helena Melnikov	Chief Executive of the German Chamber of Commerce and Industry (DIHK); representative of the industry

Rainer Neske	Chair of the Board of Managing Directors at Landesbank Baden-Württemberg (LBBW); representative of credit institutions prominent in the field of industrial credit

Dr. Marcus Optendrenk	Minister of Finance of the State of North Rhine-Westphalia; appointed by the Bundesrat

Christian Piwarz	State minister of finance of the State of Saxony; appointed by the Bundesrat

Daniel Quinten	Member of the Board of Managing Directors of the National Association of German Cooperative Banks (BVR); representative of the cooperative banks

Alois Rainer	Federal Minister of Agriculture, Food and Regional Identity

Katherina Reiche	Federal Minister for Economic Affairs and Energy; Chair in 2026

Dr. Thorsten Rudolph	Member of Parliament; appointed by the Bundestag

Name	Position
Joachim Rukwied	President of the German Farmers’ Association (DBV); representative of the agricultural sector

Dirk Salewski	President of the German Federal Association of Free Real Estate and Housing Companies (BFW); representative of the housing sector

Frank Schäffler	Member of Parliament; appointed by the Bundestag

Jan Wenzel Schmidt	Member of Parliament; appointed by the Bundestag

Carsten Schneider	Federal Minister for the Environment, Climate Action, Nature Conservation ad Nuclear Safety

Patrick Schnieder	Federal Minister of Transport

Martin Schöffel	State Secretary in the Bavarian State Ministry of Finance and Regional Identity; appointed by the Bundesrat

Karolin Schriever	Executive Member of the Board of the German Savings Banks Association (DSGV); representative of the savings banks

Holger Schwannecke	Secretary General of the German Confederation of Skilled Crafts (ZDH); representative of the skilled crafts sector

Dr. Johann Wadephul	Federal Foreign Minister

For information concerning the remuneration of the Board of Supervisory Directors, see note 68 to the financial statements included in Exhibit (e) to this annual report.

Employees

In 2025, KfW Group employed2 an average of 8,699 persons (excluding members of the Executive Board, trainees, interns and employees on parental leave, but including temporary personnel and local personnel in KfW’s representative offices) (2024: 8,493 persons). Approximately 29.5% of KfW’s staff (excluding local personnel in KfW’s representative offices) are covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

Of KfW Group’s staff, approximately 18.4% are engaged in KfW’s domestic business activities, 26.8% in promotion of developing countries and emerging economies (KfW Entwicklungsbank and DEG), 11.5% in Export and Project Finance (KfW IPEX-Bank), and the remaining balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

KfW Group has defined employee relations as one of its key sustainability action areas and attaches great importance to treating its employees with respect and appreciation. Because KfW recognizes that its success is based on its skilled and motivated staff, employer attractiveness, including by achieving top positions in the main employer rankings, has been defined as one of the key targets within KfW Group’s strategic objectives. KfW believes that a fair remuneration system, group-wide diversity and equal opportunities for the professional development of all employees, irrespective of gender, origin, ethnicity, religion, disability, age, sexual identity or social background, provide a solid basis for achieving this target. KfW emphasizes the importance of achieving target quotas for women in leadership positions and a good work-life balance. As a future-oriented organization, KfW offers a variety of part-time work and mobile work options as well as professional development and training opportunities and supports responsible health management.

For more information concerning KfW Group’s employees, see note 68 to the financial statements included in Exhibit (e) to this annual report.

[2]

These figures are adjusted by employees on parental leave. KfW has not applied this adjustment retrospectively. As a result, the figures for 2025 are not fully comparable with the corresponding figures published in previous reports filed by KfW.

EXHIBITS

Exhibit	Description

(e)	KfW Financial Information 2025

(f)	Consent of Deloitte GmbH Wirtschaftsprüfungsgesellschaft

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ STEFAN WINTELS
	Name:	Stefan Wintels
	Title:	Chief Executive Officer

By:	/s/ BERND LOEWEN
	Name:	Bernd Loewen
	Title:	Member of the Executive Board

Date: March 27, 2026